 AS FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 9, 1995



                                                       REGISTRATION NO. 33-63737

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                Amendment No. 1


                                       to

                                    Form S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                             MICRODYNE CORPORATION

               (Exact name of registrant as specified in charter)

                                    MARYLAND
                          (State or other jurisdiction
                       of incorporation or organization)

                                   52-0856493
                                (I.R.S. Employer
                              Identification No.)

                             3601 Eisenhower Avenue
                           Alexandria, Virginia 22304
                                 (703) 739-0500
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                            ------------------------

                          William Marshall Ellison, II
                       Assistant Treasurer and Controller
                             Microdyne Corporation
                             3601 Eisenhower Avenue
                           Alexandria, Virginia 22304
                                 (703) 739-0500
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                            ------------------------

                                   Copies to:

          Curtis M. Coward, Esquire                     Howard L. Shecter, Esquire
   McGuire, Woods, Battle & Boothe, L.L.P.             Morgan, Lewis & Bockius LLP
            8280 Greensboro Drive                            101 Park Avenue
         McLean, Virginia 22102-3892                     New York, New York 10178
                (703) 712-5000                                (212) 309-6030

                            ------------------------

     Approximate date of commencement of proposed sale to the public:

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

                            ------------------------


The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                  SUBJECT TO COMPLETION DATED NOVEMBER 9, 1995

                               3,500,000 SHARES
                               [MICRODYNE LOGO]
                                 COMMON STOCK

                            ------------------------

     Of the 3,500,000 shares of Common Stock, offered hereby, 2,000,000 shares are being offered by Microdyne Corporation ("Microdyne" or the "Company") and 1,500,000 shares are being offered by the Selling Stockholders. See "Principal and Selling Stockholders." The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders.


     The Company's Common Stock is traded on the Nasdaq National Market under the symbol "MCDY." On November 8, 1995, the last reported sales price of the Company's Common Stock on the Nasdaq National Market was $25.50 per share. See "Price Range of Common Stock."



     THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 5.

                            ------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
   ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY           REPRESENTATION TO
     THE CONTRARY IS A CRIMINAL OFFENSE.

-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------
                                                                                  PROCEEDS TO
                              PRICE TO        UNDERWRITING      PROCEEDS TO         SELLING
                               PUBLIC         DISCOUNT(1)        COMPANY(2)       STOCKHOLDERS
-------------------------------------------------------------------------------------------------
Per Share..............          $                 $                 $                 $
Total(3)...............          $                 $                 $                 $
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------


(1) See "Underwriting" for information concerning indemnification of the Underwriters and other information.


(2) Before deducting expenses of the offering payable by the Company estimated at $300,000.



(3) A Selling Stockholder has granted the Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to an additional 525,000 shares of Common Stock for the purpose of covering over-allotments, if any. If the Underwriters exercise such option in full, the total Price to Public, Underwriting Discount and Proceeds to Selling Stockholders will be
    $            , $            and $            , respectively. See
    "Underwriting".

                            ------------------------

     The shares of Common Stock are offered severally by the Underwriters when, as and if delivered to and accepted by them, subject to their right to withdraw, cancel, or reject orders in whole or in part and subject to certain other conditions. It is expected that delivery of the certificates representing the
shares will be made against payment on or about           , 1995 at the offices
of Oppenheimer & Co., Inc., Oppenheimer Tower, World Financial Center, New York, New York 10281.
                            ------------------------

OPPENHEIMER & CO., INC.


                            SCHRODER WERTHEIM & CO.


                                                                  TUCKER ANTHONY
                                                                   INCORPORATED

          The date of this Prospectus is                       , 1995

                            DESCRIPTION OF ARTWORK                                                        IN CONNECTION
                                                                                                              WITH THIS
Inside Front Cover                                                                                        OFFERING, THE
------------------                                                                                     UNDERWRITERS MAY
                                                                                      OVER-ALLOT OR EFFECT TRANSACTIONS
A single page advertisement identifying and listing features and providing a            WHICH STABILIZE OR MAINTAIN THE
pictorial array of various local area network adapter cards marketed by             MARKET PRICE OF THE COMMON STOCK OF
Microdyne.                                                                            THE COMPANY AT A LEVEL ABOVE THAT
                                                                                   WHICH MIGHT OTHERWISE PREVAIL IN THE
                                                                                  OPEN MARKET. SUCH TRANSACTIONS MAY BE
                                                                                        EFFECTED ON THE NASDAQ NATIONAL
                                                                                              MARKET OR OTHERWISE. SUCH
                                                                                      STABILIZING, IF COMMENCED, MAY BE
                                                                                                           DISCONTINUED
                                                                                                           AT ANY TIME.
                                                                                      IN CONNECTION WITH THIS OFFERING,
                                                                                       CERTAIN UNDERWRITERS AND SELLING
                                                                                       GROUP MEMBERS (IF ANY) AND THEIR
                                                                                    RESPECTIVE AFFILIATES MAY ENGAGE IN
                                                                                  PASSIVE MARKET MAKING TRANSACTIONS IN
                                                                                         THE COMMON STOCK ON THE NASDAQ
                                                                                     NATIONAL MARKET IN ACCORDANCE WITH
                                                                                       RULE 10B-6A UNDER THE SECURITIES
                                                                                              EXCHANGE ACT OF 1934. SEE
                                                                                                        "UNDERWRITING."

                            DESCRIPTION OF ARTWORK


First Gatefold Page
-------------------

A diagram providing a simplified view of an Ethernet local area network linking desk and laptop computers to printers and file servers and highlighting the local area network adapter cards offered by Microdyne to facilitate network connectivity.

                            DESCRIPTION OF ARTWORK

Second Gatefold Page
--------------------

A diagram providing a simplified view of remote access connectivity between desk and laptop computer users, their local area networks and remote databases or on-line services and highlighting the products offered by Microdyne which facilitate remote access connectivity.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and consolidated financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Unless otherwise indicated, all financial and share information in this Prospectus assumes no exercise of the Underwriters' over-allotment option. Beginning with the fiscal year ended October 1, 1995 ("fiscal 1995"), the Company's fiscal year is a 52/53 week year ending on the Sunday nearest the last day of September in each year. References to fiscal years prior to fiscal 1995 mean the fiscal years ended September 30 (e.g., "fiscal 1994" is the fiscal year ended September 30, 1994).

                                  THE COMPANY


     Microdyne Corporation ("Microdyne" or the "Company") designs, manufactures, markets and supports a broad line of data communications hardware products that enable local area network ("LAN") and remote network access communications. The Company has established itself as a leading supplier of LAN adapter cards which provide the essential connection between computers (including personal computers, file servers, minicomputers and mainframe computers) and the network. The Company's products support all established computer bus structures, wiring systems, and network topologies, including Ethernet, Fast Ethernet and Token Ring. The Company also sells a line of products directed to the emerging remote access market permitting both dial-up access to LANs and LAN access to remote databases. The Company believes that its products provide a combination of reliable, high performance, fully featured solutions at attractive prices.


     Networks began as a way to perform file and print sharing functions among users on the LAN and have evolved to become an essential element to organizational productivity, delivering critical applications to network users. The networking of each personal computer ("PC") requires the purchase of a LAN adapter card. There are numerous types of adapter cards based on LAN topology, the PC's bus architecture and the physical wiring scheme of the network. According to International Data Corporation ("IDC"), in 1995 there are an estimated 143 million PCs installed in businesses worldwide and 88 million PCs, or 61%, are connected to LANs. By 1999, the installed base of business PCs is expected to rise to 210 million, and 167 million of these PCs, or 79%, are expected to be connected to a network. As user requirements for the network have increased -- including the need for greater throughput speeds and bandwidth -- new bus architectures, network topologies and transmission media have been developed. The resulting upgrade and sale of new PCs, adapter cards and ancillary networking hardware to the installed base have further stimulated growth in the LAN hardware market. The improved price and performance of laptop and notebook PCs, combined with falling telecommunications costs and growth in online services and the Internet, have fueled demand for remote access to and from networks. In response, Microdyne has developed both board- and system-level hardware that facilitate remote connectivity.

     The Company sells its products through a broad base of leading domestic and international distributors as well as smaller regional distributors. The Company has leveraged Novell Inc.'s ("Novell") position as the dominant supplier of LAN operating system software by licensing the Novell brand name and certain Novell technology for use on many of the Company's networking hardware products. Further, Novell has authorized Microdyne as an original equipment manufacturer ("OEM") supplier of NetWare bundled with Microdyne products to selected distributors that are outside Novell's traditional distribution channel.

     Microdyne's strategy is to introduce new products and enhance existing products that respond to established market demand, actively manage its distribution channels and marketing programs and maintain a low-cost infrastructure to enable competitive pricing. In addition, Microdyne has enhanced its internal revenue growth with four product line acquisitions since 1994. These acquisitions have leveraged the Company's existing distribution channels and marketing capabilities, created a broader selection of products and facilitated customer transition to new network standards.


     The Company also manufactures and markets a line of advanced radio receivers for use in aerospace telemetry applications and provides outsourced manufacturer support services. Those two businesses, collectively, represented 17% of Microdyne's revenue for the fiscal year ended October 1, 1995.

                                  THE OFFERING


Common Stock offered by the Company....................   2,000,000 shares
Common Stock offered by Selling Stockholders...........   1,500,000 shares
Common Stock to be outstanding after the Offering......   14,789,666 shares(1)
Use of Proceeds........................................   For repayment of all outstanding bank
                                                          debt, working capital and other general
                                                          corporate purposes. A portion of the
                                                          net proceeds may be used for future
                                                          acquisitions.
Nasdaq National Market Symbol..........................   MCDY


                      SUMMARY CONSOLIDATED FINANCIAL DATA



                                                                         YEARS ENDED
                                        ------------------------------------------------------------------------------
                                        SEPTEMBER 30,    SEPTEMBER 30,    SEPTEMBER 30,    SEPTEMBER 30,    OCTOBER 1,
                                            1991(2)          1992             1993             1994            1995
                                        -------------    -------------    -------------    -------------    ----------
                                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenue................................    $56,533          $72,693          $78,174         $ 101,294       $170,078
Gross profit...........................     24,739           31,658           25,649            28,035         52,770
Restructuring charges..................         --            8,503            3,462                --             --
Earnings (loss) from operations........     11,268           (4,441)(3)          (17)(4)         7,799         23,204
Earnings (loss) from operations before
  provision for income taxes...........     10,918           (4,617)            (485)            7,300         20,400
Cumulative effect of an accounting
  change...............................         --               --            1,744                --             --
Net earnings (loss)....................    $ 8,824          $(2,156)(3)      $ 1,511(4)      $   4,599       $ 12,594(5)
                                           =======          =======          =======          ========       ========
Net earnings (loss) per share..........    $  0.76          $ (0.15)(3)      $  0.10(4)      $    0.35       $   0.96(5)
                                           =======          =======          =======          ========       ========
Shares used in computing net earnings
  (loss) per share.....................     11,617           14,592           14,428            13,088         13,096
                                           =======          =======          =======          ========       ========



                                                                                                 OCTOBER 1, 1995
                                                                                           ---------------------------
                                                                                                                AS
                                                                                              ACTUAL        ADJUSTED(6)
                                                                                           -------------    ----------
BALANCE SHEET DATA:
Working capital........................................................................      $  40,572       $ 73,495
Total assets...........................................................................        110,382        138,505
Long-term debt.........................................................................         16,999          1,899
Total stockholders' equity.............................................................         39,488         87,511


---------------

(1) Excludes, as of October 1, 1995, outstanding stock options to purchase 660,712 shares of Common Stock at a weighted average price of $5.36 per share.



(2) Data for the period prior to June 21, 1991 are for Federal Technology Corporation, a predecessor company. See "The Company."



(3) Includes a restructuring charge of $8,503 for the de-emphasis of certain networking products and other Company operations. Excluding such restructuring charge, Microdyne's earnings from operations would have been $4,062, net earnings would have been $3,094 and net earnings per share would have been $0.21.



(4) Includes a restructuring charge of $3,462 applied to earnings from operations. Net earnings includes the after-tax effect of the restructuring charge applied to pre-tax income and the benefit of an accounting change in the amount of $1,744. Excluding this charge and benefit, Microdyne's net earnings would have been $1,905 and net earnings per share would have been $0.13.



(5) Includes a litigation settlement of $875 applied to non-operating expense. Excluding such settlement, net earnings would have been $13,202 and net earnings per share would have been $1.01.



(6) Adjusted for the sale by the Company of 2,000,000 shares of Common Stock offered hereby at the assumed public offering price of $25.50, less underwriting discount and estimated offering expenses payable by the Company, and the application of the estimated net proceeds as described in "Use of Proceeds."

                                  RISK FACTORS

     The Common Stock offered hereby involves a high degree of risk. In evaluating an investment in the Common Stock, prospective investors should consider carefully the following risk factors in addition to the other information presented in the Prospectus.

     New Product Development and Rapid Technological Change. The market for Microdyne's products is characterized by rapidly changing technology, evolving industry standards and frequent introductions of new products and enhancements. As a result, Microdyne's future success will depend in part on its ability to enhance existing products and to introduce new products on a timely basis. The inability of the Company to develop new products or enhance existing products in a timely manner in response to changing technology, industry standards or customer requirements would have a material adverse effect on the Company. The introduction of new or enhanced products also requires the Company to manage the transition from older products to minimize disruption in customer ordering patterns, avoid excessive levels of older product inventories and ensure that adequate supplies of new products can be delivered to meet customer demand. The failure to manage any such transition successfully would have a material adverse effect on the Company.

     Highly Competitive Environment. The market for Microdyne's products is highly competitive. The Company believes that its ability to compete successfully depends on a number of factors including price, product features, performance and reliability, name recognition, international certification, the retention of experienced sales, marketing and service organizations, development of new products and enhancements, adherence to rapidly changing industry standards and product introductions and announcements by competitors. In the network products market, the Company competes with a number of vendors, including 3Com Corporation, Standard Microsystems Corporation and Intel Corporation, that have significantly greater financial, marketing, technical and other resources as well as the capacity to obtain components at lower cost either by purchasing large quantities of such components or by fabricating such components in-house. These competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements, devote greater resources to the development, promotion and sale of their products or control the timing of, or respond more effectively to, new product introductions. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to address the networking needs of the Company's prospective customers. Increased competition from existing competitors, competitive alliances or new entrants to the market could result in price reductions and loss of market share to the Company, which would have a material adverse effect on the Company. Because Microdyne sells through distributors that also carry competing product lines, rather than directly to end-user customers, the Company is more likely to find its products compared with others on the basis of price, creating greater pressure to reduce prices. There can be no assurance that Microdyne will be able to continue to compete successfully with existing or new competitors or that competitive pressures faced by the Company will not have a material adverse effect on the Company. See "Business -- Competition."


     Dependence on Novell. Microdyne derives the majority of its revenues from products sold under license from, or OEM agreements with Novell. In fiscal years 1993, 1994 and 1995, Microdyne's Novell-related revenue accounted for 57%, 47% and 73%, respectively, of total revenue. Most of the Company's adapter cards are marketed under the Novell brand-name and "NE" (for "Novell Ethernet") designation, for which Microdyne pays Novell (under a non-exclusive license) a minimum royalty and royalty based on sales into distribution. There can be no assurance that Novell will not withdraw Microdyne's right to use the Novell name and NE designation, change the terms of Microdyne's license in a manner adverse to Microdyne or grant to companies other than Microdyne licenses to use the Novell marks. Microdyne is also dependent upon Novell for the right to sell Novell's NetWare network operating system as an OEM product. Under a 1993 agreement which is terminable at Novell's discretion, Microdyne is authorized to produce and sell NetWare as part of a "bundled solution" together with certain Microdyne products, principally adapter cards, to certain Novell-approved distributors. In this regard, included in cost of goods sold are product purchases from Novell of $3,067,000, $25,758,000 and $43,455,000 for the years ended September 30, 1993, September 30, 1994 and October 1, 1995, respectively. There can be no assurance that Novell will not change its distribution policies to permit such distributors to sell NetWare as a stand-alone product, which would adversely affect Microdyne's sales of bundled products. From time to time Novell amends the discount structure granted to Microdyne. These amendments have had an impact on profitability in the past and there can be no assurance that future amendments will not render such sales by Microdyne uneconomic. The Company's business is dependent to a substantial extent on the ability of Novell to maintain a significant market share of the network operating systems software market. Novell faces competition from several sources, including Microsoft Corporation's Windows NT network operating system. The loss by the Company of the right to sell products under the Novell brand-name, the loss of the right to sell NetWare under OEM license, or a substantial decline in Novell's share of the network operating system market would have a material adverse effect on the Company.

     Reliance on Distributors. Microdyne's networking products ("Networking Products") are sold primarily through distributors, the four largest of which accounted for $52.2 million, or 37% of Microdyne's Networking Products revenue in fiscal 1995. Distributors sell Microdyne's products primarily to Value Added Resellers ("VARs") that, in turn, sell to or install networks for end-user customers. Generally, the Company must manufacture products in advance of orders from distributors and must, therefore, estimate demand as accurately as possible. Accordingly, information regarding VAR and end user demand is very important to the Company because distributors' orders can be expected to largely reflect such demand. However, as a general practice, distributors do not reveal the names of their customers to manufacturers. As a result, Microdyne learns the name of end-user customers only if such customers contact the Company for warranty service, technical support, or of their own volition. Distributors provide certain information regarding their levels of sales to VARs and other customers, called Point of Sale ("POS") data, but such POS information cannot be assured to be either timely or accurate. In this regard, some of the Company's distributors provide only cursory information. In addition, distributors maintain target stocking levels of products, and such targeted levels may change without notice, which could decrease Microdyne's sales in a given period. Moreover, distributors characteristically sell products at a small mark-up to the price from which they are obtained from manufacturers, and terms of sale may influence a distributor's decision to carry certain products. If, based on inadequate POS and end user information, unanticipated distributor targeted stocking levels, unanticipated price competition, or otherwise, the Company is unable to estimate production requirements of its distributors and future sales levels generally, the Company's quarterly results of operations may fluctuate due to production in excess of demand. Moreover, the inability of the Company to timely market such excess inventory on economically viable terms could have a material adverse effect on the Company. On the other hand, if the Company's production is insufficient to satisfy demand, the Company could be adversely affected.

     Fluctuation in Quarterly Results and Timing of Orders. Microdyne's quarterly operating results depend upon a variety of factors including the timing of significant orders, the timing of product enhancements and new product introductions by Microdyne and its competitors, the pricing of the Company's products, changes in product mix, competitive conditions and general economic conditions. The Company has historically operated with limited backlog because its products are shipped shortly after orders are received, and frequently realizes a substantial portion of its net revenues in the last month of the quarter. As a result, revenue in any period is substantially dependent on orders booked and shipped in the last month of that period. Delays in receipt of end-of-quarter orders in a given quarter may adversely affect the Company's results of operations for that quarter, as the Company's expense levels are based primarily on full-quarter revenue estimates and only a small portion of the Company's operating expenses vary with its revenue. Moreover, Microdyne's revenue may fluctuate based on the level of inventories of the Company's products maintained by the Company's distributors in any particular quarter. Accordingly, the Company may be subject to significant and unanticipated quarter-to-quarter fluctuations.

     Declining Average Selling Prices. The selling price of computer networking hardware products, including LAN adapter cards, has consistently declined in recent years. To remain profitable, the Company must continually reduce the manufacturing cost of its products, and there can be no assurance that such reductions can be achieved on a regular basis. Even if Microdyne is able to achieve these reductions, gross margins will be subject to pressure should another manufacturer reduce the price of a competing product. When announcements of price reductions are made, Microdyne must choose whether to meet the competitor's new, lower price. If the price is not met, the Company risks losing customers who purchase networking products principally on the basis of price. If the price is met, Microdyne must provide price protection for all unsold inventory, subject to certain limitations, in the hands of distributors and reprice such existing inventory. While the Company believes it maintains adequate financial reserves for price protection when appropriate, there can be no assurance that these reserves will be sufficient. Moreover, there can be no assurance that the Company can reduce manufacturing costs of the affected product line to offset lower selling prices.


     Dependence on Subcontractors and Suppliers. The Company is dependent on a small number of third-party subcontractors for the manufacture and assembly of substantially all of its networking products. In the event that any of these subcontractors were to become unable or unwilling to manufacture Microdyne's products in required volumes, Microdyne would have to identify and qualify additional subcontractors. The identification and qualification process could be lengthy, and no assurance can be given that any replacement subcontractors will be available to the Company on a timely basis. The failure to identify and qualify replacement subcontractors on a timely basis would have a material adverse effect on the Company. Certain components used in the Company's products are only available from a single supplier or a limited number of suppliers. Each of the Token Ring chip sets used by Microdyne for its IRMAtrac LAN adapter card and the 10/100 ISA chip set used on Microdyne's 10/100 ISA adapter card is available only from a single source. Moreover, Microdyne is subject to long lead times or allocations for certain semiconductor products, including random access memory chips. If Microdyne is unable to obtain sufficient supply of components from its traditional suppliers, it will be required to purchase such components in the open market, typically at a premium to the price normally paid. While the Company believes that it will be able to obtain from its suppliers sufficient quantities of the components the Company requires to satisfy its anticipated needs, there can be no assurance that such supplies will be available at satisfactory prices. The Company generally purchases components pursuant to purchase orders and has no guaranteed supply arrangements with its suppliers. Further, the availability of many of these components is dependent in part on the Company's ability to provide its suppliers with accurate forecasts of its future requirements, which is largely dependent upon the Company's ability to obtain accurate POS data. A reduction or interruption in supply of these components or increases in component costs would have a material adverse effect on the Company.

     Dependence Upon a Single Customer at Manufacturer Support Services. The Company's Manufacturer Support Services operation, which provides outsourced telephone technical support, warranty administration and whole unit repair services, has only one customer; a large, multinational electronics manufacturer. The Company's contract with this customer expires at the end of 1995 and is currently being negotiated for an additional five year term. Should that customer terminate its relationship with the Company, the resulting loss of business would have a material adverse effect on the Company.

     Limited Product Line. Microdyne's product line is focused on hardware products that facilitate local area networking. During the past few years, several companies, including 3Com Corporation, Cisco Systems, Inc., Bay Networks, Inc. and Cabletron Corporation have positioned themselves as providers of complete solutions for the LAN, wide-area network, remote access, and internetwork (the "enterprise-wide" network). These companies market their product families as being optimized to work together, and encourage customers to purchase a single brand of products, including local area networking hardware. Because Microdyne products address only local and remote network functions, an acceleration in the trend toward "enterprise-wide" product purchases may have the effect of curtailing Microdyne's growth.

     Acquisition Risk. The Company's future success is dependent in part on its ability to acquire technology or products that expand its product lines or that can be used in future product developments or enhancements. Since July 1994, the Company has acquired four product lines. Because these acquisitions have been made only recently, there can be no assurance that the acquired products or technologies will achieve commercial success or be successfully assimilated by the Company. No assurance can be given that past or future acquisitions will produce the anticipated technological enhancements, products or results. In addition, there can be no assurance that acquisition opportunities will be available at prices that are acceptable to the Company.

     Lack of Proprietary Technology. The Company's success and ability to compete is dependent in part upon its ability to differentiate its products from those of its competitors. The Company does not possess any meaningful combination of patent, copyright or trade secrets that would allow Microdyne to distinguish its products as materially superior to competing products. While the Company does not believe its competitors possess such intellectual property rights, there can be no assurance that the Company's competitors will not independently develop technologies that are substantially superior to the ones used by Microdyne. The Company is also subject to the risk of adverse claims and litigation alleging infringement of the proprietary rights of others. From time to time, the Company has received claims of infringement of other parties' proprietary rights. While the Company is not aware that any of its products infringe any patents, there can be no assurance that third parties will not assert infringement claims in the future with respect to the Company's current or future products or that any pending or future claims will not require the Company to enter into license arrangements or result in protracted and costly litigation, regardless of the merits of such claims. No assurance can be given that any necessary licenses will be available or that, if available, such licenses can be obtained on commercially reasonable terms. The failure to obtain such royalty or licensing agreements on a timely basis, or the Company's involvement in patent or related litigation, could have a material adverse effect on the Company. See
"Business -- Patents and Proprietary Rights."

     Risks Associated with International Operations. The Company expects that revenue outside the United States, which accounted for approximately 35%, 29% and 25%, of net revenue in fiscal 1993, 1994 and 1995, respectively, will continue to represent a significant portion of its total revenue. In addition, the Company purchases components manufactured in China, Malaysia, Singapore and Hong Kong. Sales to customers outside the United States and reliance on foreign suppliers involve a number of risks, including unexpected changes in regulatory requirements and tariffs, possible difficulties in enforcing agreements and intellectual property rights, longer payment cycles, exchange rate fluctuations, difficulties obtaining export licenses, the imposition of withholding or other taxes, embargoes or exchange controls or the adoption of other restrictions on foreign trade. One or more of the foregoing factors could have a material adverse effect on the Company.

     Dependence on Personnel. Microdyne believes that its future success will depend in large part upon its ability to attract and retain highly skilled engineering, managerial, sales, marketing and operations personnel. Except with regard to the Chief Executive Officer, who entered into a four year employment agreement as of October 24, 1995, the Company does not have employment contracts with its key personnel. Competition for such personnel is intense, especially in the areas of engineering, sales and marketing. The loss of key management or technical personnel would have a material adverse effect on the Company.

     Management of Growth. Microdyne has recently experienced rapid growth which has placed, and could continue to place, a significant strain on the Company's management, operations and internal systems. The failure of management to effectively manage future growth could have a material adverse effect on the Company.

     Potential Volatility of Stock Price. The market price of the Company's Common Stock has been, and could be, subject to wide fluctuations in response to, among other things, quarterly fluctuations in operating results, adverse circumstances affecting the introduction or market acceptance of new products or enhancements offered by the Company, failure to meet published estimates of, or changes in earnings estimates by, securities analysts, announcements of new products or enhancements by competitors, sales of Common Stock by existing holders, loss of key personnel, market conditions in the industry, shortages of key components and general economic conditions. In addition, stock prices for many technology companies, including the Company, have experienced significant volatility for reasons unrelated to operating results. These fluctuations could adversely affect the market price of the Company's Common Stock.

                                  THE COMPANY

     Microdyne was incorporated in Maryland in 1967. On June 21, 1991 Microdyne acquired all of the outstanding common stock of Federal Technology Corporation ("FTC") in a transaction accounted for as a reverse acquisition in which FTC's sole stockholder acquired voting control of Microdyne (the "FTC Transaction"). Since the FTC Transaction, the Company has operated under the Microdyne name with corporate headquarters in Alexandria, Virginia.

     FTC was incorporated in Virginia in 1984. Prior to the acquisition of Microdyne, FTC designed and engineered networking systems, provided third-party maintenance of data communications systems, manufactured and distributed hardware- and software-based communications networking products, and performed outsourced technical services. Beginning in 1990, FTC de-emphasized most aspects of its professional services business to concentrate its resources on networking products. Prior to its acquisition, Microdyne designed, manufactured and marketed aerospace telemetry receivers and ancillary equipment; produced earth-station components for satellite communications; manufactured industrial telemetry products; and provided system integration services for satellite-based wide-area networks. All of Microdyne's pre-acquisition activities except those associated with aerospace telemetry were sold or discontinued between 1991 and 1994. Microdyne operates in a single industry segment encompassing three broad areas of technology having data communications as a common element: Networking Products, Aerospace Telemetry and Manufacturer Support Services. Microdyne's corporate headquarters is located at 3601 Eisenhower Avenue, Alexandria, Virginia 22304. The Company's telephone number is (703) 329-3700.

                                USE OF PROCEEDS


     The net proceeds to the Company from the sale of the 2,000,000 shares of Common Stock offered by the Company are estimated to be approximately $48.0 million, based on an assumed public offering price of $25.50, after deducting the underwriting discounts and commissions and the estimated offering expenses payable by the Company. The Company will not receive any proceeds from the sale of Common Stock offered by the Selling Stockholders.


     The Company intends to use approximately $19.9 million of the net proceeds to repay all outstanding bank debt. The outstanding balance and interest rate of such indebtedness was $19.9 million and 7.75%, respectively, at October 1, 1995. Of such indebtedness, $12.0 million was used to acquire the Eagle Technology business from Artisoft, Inc. in January 1995. The Company expects to use the balance of such net proceeds for general corporate purposes, including working capital. A portion of the net proceeds may also be used for the acquisition of businesses, products and technologies. The Company is not currently engaged in active discussions with respect to any significant acquisition and has no commitments or understandings for any such acquisitions, and no portion of the net proceeds has been allocated for any specific acquisition. Pending such uses, the net proceeds to the Company of this offering will be invested in short term, investment grade, interest bearing securities.

                                DIVIDEND POLICY

     The Company has never paid cash dividends and currently intends to retain its earnings to finance future growth. Therefore, the Company does not anticipate paying any cash dividends for the foreseeable future. Any future determination relating to dividend policy will be made at the discretion of the Board of Directors of the Company and will depend on a number of factors, including the future earnings, capital requirements, financial condition and future prospects of the Company and such other factors as the Board of Directors may deem relevant.

                          PRICE RANGE OF COMMON STOCK

     The Company's Common Stock is traded on the Nasdaq National Market under the symbol MCDY. The following table sets forth for the fiscal periods indicated the high and low sales prices of the Common Stock, as reported on the Nasdaq National Market.


                                                                             PRICE RANGE OF
                                                                              COMMON STOCK
                                                                          --------------------
                                                                           HIGH          LOW
                                                                          -------      -------
Fiscal Year Ended September 30, 1994:
     First Quarter ended December 31, 1993.............................   $ 5.375      $ 4.000
     Second Quarter ended March 31, 1994...............................     6.250        4.000
     Third Quarter ended June 30, 1994.................................     5.000        3.375
     Fourth Quarter ended September 30, 1994...........................     5.500        3.750
Fiscal Year Ending October 1, 1995:
     First Quarter ended December 31, 1994.............................    10.625        4.500
     Second Quarter ended March 31, 1995...............................    15.500       10.125
     Third Quarter ended June 30, 1995.................................    21.625       13.875
     Fourth Quarter ended October l, 1995..............................    26.375       18.875
Fiscal Year Ending September 29, 1996:
     First Quarter (through November 8, 1995)..........................    31.250       22.250



     On November 8, 1995, the last reported sales price of the Common Stock on the Nasdaq National Market was $25.50. As of October 1, 1995, there were an estimated 975 holders of record of the Common Stock.


                                 CAPITALIZATION


     The following table sets forth the capitalization of the Company as of October 1, 1995, and as adjusted to reflect the sale by the Company of 2,000,000 shares of Common Stock hereby, based on an assumed public offering price of $25.50, after deducting the underwriting discounts and commissions and the estimated offering expenses payable by the Company and the application of the estimated net proceeds therefrom.



                                                                               OCTOBER 1, 1995
                                                                             -------------------
                                                                                           AS
                                                                             ACTUAL     ADJUSTED
                                                                             -------    --------
                                                                                (IN THOUSANDS)
Short-term borrowings and current maturities of long-term obligations.....   $ 5,483    $    683
                                                                             =======     =======
Long-term obligations, net of current maturities..........................   $16,999    $  1,899
Stockholders' equity:
     Common stock, $.10 par value, authorized 50,000,000 shares,
          12,789,666 issued and outstanding actual;
          14,789,666 issued and outstanding, as adjusted..................     1,279       1,479
Additional paid-in-capital................................................    10,040      57,863
Retained earnings.........................................................    28,169      28,169
                                                                             -------     -------
     Total stockholders' equity...........................................   $39,488    $ 87,511
                                                                             -------     -------
          Total capitalization............................................   $56,487    $ 89,410
                                                                             =======     =======

                      SELECTED CONSOLIDATED FINANCIAL DATA


     The following selected consolidated statements of operations data for each of the three years in the period ended October 1, 1995 and the consolidated balance sheet data at September 30, 1994 and October 1, 1995 are derived from consolidated financial statements of the Company contained elsewhere herein, which have been audited by Grant Thornton LLP. The consolidated statement of operations data for the years ended September 30, 1991 and 1992 and the consolidated balance sheet data at September 30, 1991, 1992 and 1993 have been derived from consolidated financial statements audited by Grant Thornton LLP that are not included herein. The selected consolidated financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and with the consolidated financial statements, including the notes thereto, included elsewhere in this Prospectus.


                                                                    YEARS ENDED
                                     --------------------------------------------------------------------------
                                     SEPTEMBER 30,   SEPTEMBER 30,   SEPTEMBER 30,   SEPTEMBER 30,   OCTOBER 1,
                                         1991(1)         1992            1993            1994           1995
                                     -------------   -------------   -------------   -------------   ----------
                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenue............................     $56,533         $72,693         $78,174        $ 101,294      $ 170,078
Cost of goods sold.................      31,794          41,035          52,525           73,259        117,308
                                     ----------      ----------      ----------      -----------     ----------
Gross profit.......................      24,739          31,658          25,649           28,035         52,770
Operating expenses:
     Selling, general and
       administrative..............      12,705          23,710          18,032           16,650         24,369
     Research and development......         766           3,886           4,172            3,586          5,197
     Restructuring charges.........          --           8,503           3,462               --             --
                                     ----------      ----------      ----------      -----------     ----------
          Total operating
            expenses...............      13,471          36,099          25,666           20,236         29,566
                                     ----------      ----------      ----------      -----------     ----------
Earnings (loss) from operations....      11,268          (4,441)            (17)           7,799         23,204
Other income (expense).............        (350)           (176)           (468)            (499)        (2,804)
                                     ----------      ----------      ----------      -----------     ----------
Earnings (loss) before income
  taxes............................      10,918          (4,617)           (485)           7,300         20,400
Provision (benefit) for income
  taxes............................       2,094          (2,461)           (252)           2,701          7,806
                                     ----------      ----------      ----------      -----------     ----------
Net earnings before cumulative
  effect of accounting change......       8,824          (2,156)           (233)           4,599         12,594
Cumulative effect of accounting
  change...........................          --              --           1,744               --             --
                                     ----------      ----------      ----------      -----------     ----------
Net earnings (loss)................     $ 8,824         $(2,156)        $ 1,511        $   4,599      $  12,594
                                     ==========      ==========      ==========       ==========       ========
Net earnings (loss) per share......     $  0.76         $ (0.15)        $  0.10        $    0.35      $    0.96
                                     ==========      ==========      ==========       ==========       ========
Shares used in computing net
  earnings (loss) per share........      11,617          14,592          14,428           13,088         13,096
                                     ==========      ==========      ==========       ==========       ========



                                     SEPTEMBER 30,   SEPTEMBER 30,   SEPTEMBER 30,   SEPTEMBER 30,   OCTOBER 1,
                                         1991            1992            1993            1994           1995
                                     -------------   -------------   -------------   -------------   ----------
                                                                   (IN THOUSANDS)
BALANCE SHEET DATA:
Cash, cash equivalents, and
  short-term investments............    $ 2,142         $ 1,602         $ 2,135        $   2,628      $   4,587
Working capital.....................     19,444          17,711          19,965           22,744         40,572
Total assets........................     41,622          45,226          48,174           55,840        110,382
Long-term obligations...............      1,126             425             817           11,675         16,999
Total stockholders' equity..........     24,067          24,119          26,094           18,290         39,488


---------------


(1) Data for the period prior to June 21, 1991 are for Federal Technology Corporation only.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW


     Microdyne operates in a single industry segment encompassing three broad areas of technology having data communications as a common element. These operations include Networking Products, Aerospace Telemetry and Manufacturer Support Services. The following table sets forth revenue from each of Microdyne's operations for fiscal years 1993, 1994 and 1995:


                                                                             YEARS ENDED
                                                                 -----------------------------------
                                                                 SEPT. 30,    SEPT. 30,     OCT. 1,
                                                                   1993         1994         1995
                                                                 ---------    ---------    ---------
                                                                           (IN THOUSANDS)
Networking Products...........................................    $52,269(2)  $  80,546(2) $ 141,300(2)
Aerospace Telemetry...........................................     13,358        12,255       17,358
Manufacturer Support Services.................................      5,250         8,021       12,100
Other operations(1)...........................................      7,601           738           --
                                                                 ---------    ---------    ---------
     Total Revenue............................................    $78,478     $ 101,560    $ 170,758
                                                                 ========      ========     ========

---------------


(1) Other operations consist of Systems Integration, which was discontinued in September 1993, and Industrial Telemetry, which was sold in December 1993.



(2) Before deducting early payment discounts of $304, $265 and $680 in fiscal years 1993, 1994 and 1995, respectively.


     Microdyne has sought to increase its revenue through the development of new products and the acquisition of new product lines. In fiscal 1995, the Company introduced internally developed "Plug and Play" ISA- and PCI-bus LAN adapter cards and two- and four-port remote access LAN Expanders. Microdyne also introduced the ACS 4400, a new remote access communications server that combines industry-standard software with advanced user features, and the NMSLplus, a new generation adapter card that allows file servers on networks to back up data more quickly. Since the end of fiscal 1995, the Company has introduced a lower cost ISA-bus Token Ring LAN adapter card, a PCI-bus Token Ring LAN adapter card, and a family of Fast Ethernet products. Since July 1994, the Company has made the following four acquisitions to diversify and enhance its technology and product mix. Revenue from those products are included in Networking Products as of the date of each acquisition.

     In July 1994, Microdyne acquired the IRMAtrac product line from Digital Communications Associates ("DCA," which has since merged with Attachmate Corp. ("Attachmate")). That acquisition brought Microdyne an established line of Token Ring adapter cards that had been developed and marketed by DCA beginning in 1991. Microdyne purchased DCA's inventory for approximately $4.0 million, agreed to pay a minimum royalty of $3.0 million over five years and hired certain DCA engineers to support Token Ring software and hardware. DCA also agreed to continue to sell the Token Ring product line through its direct sales force.

     In September 1994, Microdyne acquired the assets of Gateway Communications, Inc. ("Gateway"), rights to remote access products and certain other products and technology. Microdyne purchased Gateway's assets, consisting principally of inventory, for $2.0 million. Gateway's remote access product line is now marketed as Microdyne's WNIM family wide-area adapter boards and the LAN Expander family of remote access solutions.

     In January 1995, Microdyne acquired from Artisoft, Inc. ("Artisoft") the Eagle Technology ("Eagle") business consisting of a family of Ethernet adapter cards, file server adapter cards, hubs and print server cards. Microdyne purchased the Eagle business for $16.5 million, including inventory of $8.3 million, fixed assets of $700,000 and all rights to all Eagle technology for $7.5 million. Artisoft, through its Eagle business, was one of two companies (the other was National Semiconductor) that, along with Microdyne, were licensed by Novell to market adapter cards using the Novell name and "NE" designation. The Company has begun to consolidate its adapter card business with that of Eagle to provide both a Novell-label and Eagle-brand line of products.

     In September 1995, Microdyne acquired the Ethernet adapter card product line of National Semiconductor ("National") which had been introduced by National in 1993. Microdyne agreed to pay a total of $5.3 million, including $3.5 million for National's 10Mbps and 10/100Mbps ("10/100") Ethernet adapter card inventory, and $1.8 million for rights to National's 10/100 technology, including a period of exclusivity ending in June 1996 on the purchase of National's 10/100 ISA chip set, and certain intangibles. As a result of the National acquisition, in September 1995, Microdyne introduced a 10/100 ISA adapter card as part of its Fast Ethernet family of products.


     The effective average selling price of LAN adapter cards, which accounted for 45% of total fiscal 1995 revenue, continued to decline in fiscal 1995. To remain profitable, the Company must continually reduce its manufacturing and operating costs. As a result, the Company must maintain low operating costs to remain competitive in the market, and there can be no assurance that cost reductions can be achieved on a regular basis. Any inability to respond to increased price competition for the Company's products would have a material adverse effect on the Company. See "Risk Factors -- Declining Average Selling Prices."



     The majority of the Company's Networking Products revenue is derived from licenses from, or OEM agreements with, Novell. In addition, the Company purchases a significant amount of product from Novell. The Eagle and National acquisitions in fiscal 1995 further increased the Company's reliance upon the Novell brand name. The loss by the Company of the right to sell products under the Novell brand name, the loss of the right to sell Novell software under OEM license, or a substantial decline in Novell's share of the network operating system market would have a material adverse effect on the Company. See "Risk Factors -- Dependence on Novell."


RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, selected information from the Company's Consolidated Statements of Operations, expressed as a percentage of revenue:


                                                                          YEARS ENDED
                                                               ---------------------------------
                                                               SEPT. 30,    SEPT. 30,    OCT. 1,
                                                                 1993         1994        1995
                                                               ---------    ---------    -------
    Revenue.................................................     100.0%       100.0%      100.0%
    Cost of goods sold......................................      67.2         72.3        69.0
                                                               ---------    ---------    -------
    Gross profit............................................      32.8         27.7        31.0
    Operating expenses:
         Selling, general and administrative................      23.1         16.4        14.3
         Research and development ..........................       5.3          3.5         3.1
         Restructuring charges..............................       4.4        --           --
                                                               ---------    ---------    -------
              Total operating expenses......................      32.8         20.0        17.4
                                                               ---------    ---------    -------
    Earnings (loss) from operations.........................      (0.0)         7.7        13.6
    Other income (expense)..................................      (0.6)        (0.5)       (1.6)
                                                               ---------    ---------    -------
    Earnings (loss) before income taxes.....................      (0.6)         7.2        12.0
    Provision (benefit) for income taxes....................      (0.3)         2.7         4.6
                                                               ---------    ---------    -------
    Net earnings (loss) before cumulative effect of
      accounting change.....................................      (0.3)         4.5         7.4
    Cumulative effect of accounting change..................       2.2        --           --
                                                               ---------    ---------    -------
    Net earnings (loss).....................................       1.9%         4.5%        7.4%
                                                               ========     ========     ======

FISCAL YEARS ENDED OCTOBER 1, 1995 AND SEPTEMBER 30, 1994

     Revenue. Revenue for fiscal 1995 increased to $170.1 million from $101.3 million in fiscal 1994, an increase of 67.9%. This increase was a result of internal growth in each of the Company's three operations and Networking Products acquisitions.

     Networking Products revenue increased to $141.3 million in 1995 from $80.5 million in 1994, an increase of 75.5%. The growth reflects acquisitions by Microdyne, the continued growth of the LAN products industry and the Company's increased market share. PC Connectivity products, which include the Company's Ethernet and Token Ring adapter cards, increased to $76.5 million in 1995 from $31.6 million in 1994, an increase of 142.0%. The increase reflects recent acquisitions, particularly the Eagle acquisition in January 1995. Total Ethernet revenue increased to $60.6 million in 1995 from $27.3 million in 1994. Token Ring revenue increased to $15.9 million in 1995 from $4.4 million in 1994. Token Ring revenue in 1994 represented sales made between the date of the DCA acquisition (July 1994) through September 1994. Reflecting an increased number of participating distributors and higher sales at certain of those distributors, revenue from sales of Microdyne hardware bundled with Novell software ("Bundled Products") increased to $51.5 million in 1995 from $28.8 million in 1994. Reflecting industry trends, Minicomputer Connectivity and Mainframe Connectivity product revenue declined $4.1 million in 1995 from 1994.

     Aerospace Telemetry revenue increased to $17.4 million in 1995 from $12.3 million in 1994, largely as a result of demand for the Company's new telemetry products and U.S. Government ("Government") contracts received late in 1994. Manufacturer Support Services revenue increased to $12.1 million from $8.0 million in fiscal 1994, reflecting continued growth in support activities for the Company's customer. The Industrial Telemetry operations, which contributed $738,000 in 1994, was sold in December 1993.


     Gross Profit. Gross profit increased to $52.8 million in 1995 from $28.0 million in 1994, and as a percentage of revenue increased to 31.0% from 27.7%. The increase in gross margin is attributable to higher gross margins in the Company's Networking Products activity. Within Networking Products, the gross margins improved in the Company's Ethernet product line due to declining manufacturing costs which more than offset declining sales prices. Gross margins increased in Bundled Products due to changes in product mix. Gross profit also increased in the Aerospace Telemetry and Manufacturer Support Services operations.



     Selling, General and Administrative. Selling, general and administrative expense grew to $24.4 million in 1995 from $16.7 million in 1994, but decreased as a percentage of revenue to 14.3% from 16.4%. Management believes that further reductions as a percentage of revenue will be more difficult to achieve than in the past due, in part, to increased amortization of product line acquisition cost. Amortization of product line acquisition cost from acquisitions made to date will result in an annual expense of approximately $1.3 million for the next six fiscal years and approximately $900,000 in the following year.


     Research and Development. Research and development expense increased to $5.2 million in 1995 from $3.6 million in 1994 but decreased as a percentage of revenue to 3.1% from 3.5%. The dollar increase is attributable to the addition of former DCA Token Ring engineers in the fourth quarter of 1994 as well as the development of new products introduced in 1995.

     Other Income (Expense). Other expense in both 1995 and 1994 includes interest expense associated with outstanding borrowings against the Company's line of credit. The higher interest expense in 1995 was due to larger outstanding borrowings which financed the Eagle acquisition. Also included in 1995 are one-time charges totaling $875,000, in connection with the settlement of a stockholder class action lawsuit filed against the Company in 1992.


     Provision for Income Taxes. Provision for income taxes was $7.8 million (38.3% of pre-tax earnings) and $2.7 million (37.0% of pre-tax earnings) in 1995 and 1994, respectively. The increase in the effective tax rate resulted in part from reduced tax credits, the impact of which was partially offset by lower percentage state income taxes and benefits from the Company's foreign sales corporation.

FISCAL YEARS ENDED SEPTEMBER 30, 1994 AND SEPTEMBER 30, 1993

     Revenue. Revenue for fiscal 1994 increased to $101.3 million from $78.2 million in fiscal 1993, an increase of 29.6%. This growth was attributable to an increase in Networking Products revenue to $80.5 million in fiscal 1994 from $52.3 million in fiscal 1993. Bundled Product revenue increased to $28.8 million in 1994 from $3.4 million in 1993, reflecting a full year of Bundled Product sales as opposed to three months of sales for such products in fiscal 1993. Token Ring and Gateway product revenue of $4.3 million and $1.1 million, respectively, represented new sales in the fourth quarter of fiscal 1994 resulting from the DCA and Gateway acquisitions. Reflecting industry trends, Minicomputer Connectivity product revenue declined to $5.6 million in 1994 from $7.9 million in 1993. Aerospace Telemetry revenue decreased to $12.3 million in 1994 from $13.4 million in 1993, largely due to Government procurement orders which were delayed until late in the fourth quarter of fiscal 1994. Manufacturer Support Services revenue increased to $8.0 million in 1994 from $5.2 million in 1993, reflecting continued growth in support activities for the Company's customer. Industrial Telemetry contributed revenues of $738,000 in sales in fiscal 1994 and $3.4 million in fiscal 1993. The assets of the Industrial Telemetry operation were sold in the first quarter of fiscal 1994.

     Gross Profit. Gross profit increased to $28.0 million in fiscal 1994 from $25.6 million in 1993, but as a percentage of sales decreased to 27.7% from 32.8% in 1993. The percentage decrease reflects a rising percentage of Networking Products revenue, which carries a lower gross margin than the Company's other two operations.


     Selling, General and Administrative. Selling, general and administrative expense decreased to $16.5 million in 1994 from $18.0 million in 1993 and decreased as a percentage of sales to 16.4% from 23.1%, respectively. The reduction in 1994 was the result of continued cost controls combined with savings realized from discontinued and sold businesses.


     Research and Development. Research and development expense decreased to $3.6 million in 1994 from $4.2 million in 1993. As a percent of revenue, research and development decreased to 3.5% in 1994 from 5.3% in 1993. The decline in 1994 is attributed to the savings realized from consolidating the Company's engineering facilities in the first quarter in 1994.

     Restructuring Charges. In the fourth quarter of fiscal 1993, the Company recognized approximately $3.5 million in restructuring charges which represented adjustments to certain inventories and costs associated with a planned fiscal 1994 facilities consolidation.

     Other Expense. Other expense primarily consists of interest expense associated with borrowings against the Company's line of credit. Other expense increased to $499,000 in 1994 from $468,000 in 1993. The increase was attributable to a higher level of average borrowings in fiscal 1994 arising from the Company's Dutch Auction tender offer in February 1994.

     Provision (Benefit) for Income Taxes. In 1994, the Company's provision for income taxes was $2.7 million, representing 37.0% of pre-tax earnings. The Company received an income tax benefit of $252,000 in 1993, representing 52.0% of the 1993 pre-tax loss. The tax benefit resulted primarily from the recognition of net operating losses and certain tax credits.


     Change in Accounting Principle. In 1993, Microdyne adopted SFAS 109, "Accounting for Income Taxes," reflecting the tax benefit to be derived from future net operating loss carryforwards. This accounting change resulted in a $1.7 million benefit to pre-tax income.

QUARTERLY RESULTS OF OPERATIONS

     The following table sets forth certain unaudited quarterly financial information for each of the Company's last eight quarters. The data have been prepared on a basis consistent with the Company's audited consolidated financial statements included elsewhere in this Prospectus and include all necessary adjustments, consisting only of normal recurring accruals that the Company considers necessary for a fair presentation. The operating results for any quarter are not necessarily indicative of results for any future period.


                                                                        QUARTERS ENDED
                                  -------------------------------------------------------------------------------------------
                                                                       SEPT.
                                  DEC. 31,    MAR. 31,    JUNE 30,      30,       DEC. 31,    MAR. 31,    JUNE 30,    OCT. 1,
                                    1993        1994        1994        1994        1994        1995        1995       1995
                                  --------    --------    --------    --------    --------    --------    --------    -------
                                                             (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenue........................   $21,835     $23,568     $24,261     $31,630     $31,819     $40,577     $47,663     $50,019
Cost of goods sold.............    15,601      17,448      17,792      22,417      22,029      27,922      32,827      34,530
                                  --------    --------    --------    --------    --------    --------    --------    -------
Gross profit...................     6,234       6,120       6,469       9,213       9,790      12,655      14,836      15,489
Operating expenses:
    Selling, general and
      administrative...........     3,854       3,719       3,950       5,127       4,735       5,819       6,687       7,128
    Research and development...       952         796         717       1,121       1,162       1,344       1,426       1,265
                                  --------    --------    --------    --------    --------    --------    --------    -------
        Total operating
          expenses.............     4,806       4,515       4,667       6,248       5,897       7,163       8,113       8,393
                                  --------    --------    --------    --------    --------    --------    --------    -------
Earnings (loss) from
  operations...................     1,428       1,605       1,802       2,965       3,893       5,492       6,723       7,096
Other income (expense).........       (27)       (118)       (158)       (198)     (1,055)       (555)       (537)       (657)
                                  --------    --------    --------    --------    --------    --------    --------    -------
Earnings before income taxes...     1,401       1,487       1,644       2,767       2,838       4,937       6,186       6,439
Provision (benefit) for income
  taxes........................       546         580         641         933       1,107       1,925       2,413       2,361
                                  --------    --------    --------    --------    --------    --------    --------    -------
Net earnings (loss)............   $   855     $   907     $ 1,003     $ 1,834     $ 1,731     $ 3,012     $ 3,773     $ 4,078
                                  =======     ========    ========    ========    =======     ========    ========    =======
Net earnings (loss) per
  share........................   $  0.06     $  0.07     $  0.08     $  0.15     $  0.14     $  0.24     $  0.29     $  0.31
                                  =======     ========    ========    ========    =======     ========    ========    =======
Shares used in computing net
  earnings (loss) per share....    14,413      13,497      12,231      12,210      12,431      12,669      13,149      13,281
                                  =======     ========    ========    ========    =======     ========    ========    =======


The following table sets forth the above unaudited quarterly financial information as a percentage of net revenue:

                                                                         QUARTERS ENDED
                                   -------------------------------------------------------------------------------------------
                                                                        SEPT.
                                   DEC. 31,    MAR. 31,    JUNE 30,      30,       DEC. 31,    MAR. 31,    JUNE 30,    OCT. 1,
                                     1993        1994        1994        1994        1994        1995        1995       1995
                                   --------    --------    --------    --------    --------    --------    --------    -------
Revenue.........................     100.0%      100.0%      100.0%      100.0%      100.0%      100.0%      100.0%     100.0%
Cost of goods sold..............      71.4        74.0        73.3        70.9        69.2        68.8        68.9       69.0
                                   --------    --------    --------    --------    --------    --------    --------    -------
Gross profit....................      28.6        26.0        26.7        29.1        30.8        31.2        31.1       31.0
Operating expenses:
    Selling, general and
      administrative............      17.7        15.8        16.3        16.2        14.9        14.3        14.0       14.3
    Research and development....       4.4         3.4         3.0         3.5         3.7         3.3         3.0        2.5
                                   --------    --------    --------    --------    --------    --------    --------    -------
        Total operating
          expenses..............      22.0        19.2        19.2        19.8        18.5        17.7        17.0       16.8
                                   --------    --------    --------    --------    --------    --------    --------    -------
Earnings (loss) from
  operations....................       6.5         6.8         7.4         9.4        12.2        13.5        14.1       14.2
Other income (expense)..........      (0.1)       (0.5)       (0.7)       (0.6)       (3.3)       (1.4)       (1.1)      (1.3)
                                   --------    --------    --------    --------    --------    --------    --------    -------
Earnings (loss) before income
  taxes.........................       6.4         6.3         6.8         8.7         8.9        12.2        13.0       12.9
Provision (benefit) for income
  taxes.........................       2.5         2.5         2.6         2.9         3.5         4.7         5.1        4.7
                                   --------    --------    --------    --------    --------    --------    --------    -------
Net earnings (loss).............       3.9%        3.8%        4.1%        5.8%        5.4%        7.4%        7.9%       8.2%
                                   =======     ========    ========    ========    =======     ========    ========    ======

     The Company has historically operated with limited backlog because its products are shipped shortly after orders are received, and frequently realizes a substantial portion of its net revenues in the last month of the quarter. As a result, revenue in any period is substantially dependent on orders booked and shipped in the last month of that period. Delays in receipt of end-of-quarter orders in a given quarter may adversely affect the Company's results of operations for that quarter, as the Company's expense levels are based primarily on full-quarter revenue estimates and only a small portion of the Company's operating expenses vary with its revenue. Moreover, Microdyne's revenue may fluctuate based on the level of inventories of the Company's products maintained by the Company's distributors in any particular quarter. Accordingly, the Company may be subject to significant and unanticipated quarter-to-quarter fluctuations. See "Risk Factors -- Reliance on Distributors" and
"-- Fluctuations in Quarterly Results and Timing of Orders."

LIQUIDITY AND CAPITAL RESOURCES

     During the past three years, the Company has financed its operations principally through internally generated funds. However, the Company has sought external financing in connection with acquisitions and the repurchase of its common stock.


     External financing has been provided through bank borrowings. As of October 1, 1995, the Company had $19.9 million of bank debt, consisting of a $7.9 million term note due in May 1997 and $12.0 million in outstanding borrowings under a revolving line of credit facility that expires in January 1998, the limit of which was increased by $5.0 million on October 26, 1995 to $22.5 million. The term note bears an interest rate of prime or a variable rate from 1.5% to 1.9% over the London Interbank Offer Rate ("LIBOR") and requires a monthly repayment of $400,000. The revolving credit facility note bears an interest rate of prime or a variable rate from 1.4% to 1.8% over LIBOR. Both notes are secured by accounts receivable, equipment and inventories. On October 1, 1995, the Company had $4.6 million of cash and, after giving effect to the $5.0 million limit increase discussed above, the Company would have had $10.5 million available for borrowing under the revolving credit facility.



     During fiscal 1995, net cash provided by operating activities was $7.7 million, primarily due to net earnings and increases in accounts payable, accrued liabilities and depreciation, offset principally by increases in accounts receivable and inventories. The increases in accounts payable, accrued liabilities, accounts receivable and inventories principally reflect the Company's increased business activity and longer trade cycles. Cash used in investing activities during fiscal 1995 was $21.9 million, $20.9 million of which was related to product line acquisitions. Cash provided by financing activities was $16.1 million, consisting of $8.0 million of net new borrowing, $3.3 million from the exercise of stock options and a $4.9 million tax benefit related to the exercise of those options. Capital expenditures in fiscal 1995 were $887,000. The Company has no material commitments for future capital expenditures.



     Microdyne believes its available cash, funds generated from operations and funds available under its credit facilities should be sufficient to finance its continuing operations. The Company may also, from time to time, consider the acquisition of businesses, products or technologies that may require additional funds. A portion of the net proceeds of this offering may be used for such acquisitions. However, the Company is not currently engaged in active discussions with respect to any significant acquisitions and has no commitments or understandings for any such acquisitions.



INFLATION


     For the past three years, inflation has not had a significant impact on the Company's operations.

                                    BUSINESS

INTRODUCTION

     Microdyne designs, manufactures, markets and supports a broad line of data communications hardware products that enable local area and remote network access communications. The Company has established itself as a leading supplier of LAN adapter cards which provide the essential connection between computers (including personal computers, file servers, minicomputers and mainframe computers) and the network. The Company's products support all established computer bus structures, wiring systems and network topologies, including Ethernet, Fast Ethernet and Token Ring. The Company also sells a line of products directed to the emerging remote access market permitting both dial-up access to LANs and LAN access to remote databases. The Company believes that its products provide a combination of reliable, high performance, fully featured solutions at attractive prices.

     Microdyne offers a broad product mix covering a variety of networking standards and computer platforms. Microdyne's product family consists of more than 100 individual products grouped into five principal categories: PC Connectivity, Remote Access, IBM Connectivity, Minicomputer Connectivity and Bundled Products consisting of Microdyne hardware packaged with Novell NetWare or other Novell software.

     The Company sells its products through a broad base of leading domestic and international distributors as well as smaller regional distributors. The Company has leveraged Novell's position as the dominant supplier of LAN operating system software by licensing the Novell brand name and certain Novell technology for use on many of the Company's networking hardware products. Further, Novell has authorized Microdyne as an OEM supplier of NetWare bundled with Microdyne products to selected distributors outside of Novell's traditional distribution channel.

BACKGROUND

     The computer networking industry represents one of the fastest growing segments of the technology industry. Industry growth has been a product of a rising number of personal computers in use within organizations, generational upgrades of computers, standardization of network operating system software (led by Novell's NetWare), the rising importance of network communications as an organizational productivity tool and the increasing speed and flexibility of networks. According to IDC, in 1995 there are an estimated 143 million PCs installed in businesses worldwide and 88 million PCs, or 61%, are connected to LANs. By 1999, the installed base of business PCs is projected to rise to 210 million, of which 167 million, or 79%, are expected to be connected to a network.

     Local area networks connect groups of personal computers, file servers, printers and other devices, thereby facilitating communications among those devices. Most LANs utilize one of two generally accepted networking topologies:
Ethernet (approximately 80% of networks, according to IDC) or Token Ring (approximately 20%). Generally, Ethernet LANs transmit data over a network at 10 megabits per second ("Mb" or "Mbps"); Token Ring LANs generally operate at 4 or 16Mbps. A new standard called Fast Ethernet (also called 10/100 Ethernet or 100BaseT) transmits data at 100Mbps. For any PC connected to a network there is a need for a LAN adapter card, which translates data to and from the computer in a format understandable to the network. The adapter card must conform to the LAN topology (Ethernet or Token Ring), to the internal architecture of the PC (the 16-bit ISA bus or newer 32-bit PCI bus used in Pentium-class PCs) and to the physical wiring scheme of the network (there are three commonly used wiring systems, the most popular one of which is called 10BaseT). As such, there are numerous permutations of adapter cards required to meet the needs of network users. In addition, small groups of networked PCs are linked by devices called concentrators or unmanaged hubs, which in turn are connected to file servers and printers, each of which also requires a specialized adapter card linking the device to the network. File servers may also have links to redundant storage devices to insure against loss of data in the event of a catastrophic failure of the file server; such links require specialized adapter cards at each device. Minicomputers and mainframe computers may also reside on a LAN and such connections require adapter cards specific to the operating system of each larger computer. In each of the preceding descriptions, Microdyne manufactures, markets and sells the card required for connections to the network.

     Networks have become an essential element of organizational productivity. Initially, LANs performed simple file and print sharing tasks among a group of PC users. As a result of faster processing capabilities of PCs, inexpensive, more powerful mass storage file and application servers, generally falling hardware prices and faster network speeds, LANs are now used to also deliver critical applications among network users. These new applications include fax origination and delivery, e-mail access, document imaging, storage and manipulation, desktop conferencing, real-time workgroup use of common images and other CPU-intensive networking activities. The growth in client/server computing has also raised the importance of the LAN as a communication medium. As user requirements for the network have increased -- including the need for greater throughput speeds and bandwidth -- new bus architectures, network topologies and transmission media have been developed. The resulting upgrade and sale of new PCs, adapter cards and ancillary networking hardware to the installed base have further stimulated market growth.

     LAN usage has expanded from a group of physically proximate users connected by wires to include remote users requiring periodic access to certain computers and file servers. The lower price and improved performance and versatility of laptop and notebook PCs, combined with improved modem technology, higher transmission speeds, falling telecommunications costs and growth in online services and the Internet, have fueled demand for remote access to and from networks. Remote access allows users to dial-in to LANs from remote sites and to access dial-up networks (e.g., Compuserve, Lexis/Nexis, the Internet) via their office PC without the requirement of a dedicated telephone line or modem. Remote access requires specialized software and board- or system-level hardware. Microdyne manufactures, markets and sells board- and system-level remote access hardware.

     The Company believes that as LANs have evolved, many segments of local area networking have become non-proprietary, price sensitivity has increased and buyers have come to favor multi-product vendors. In addition, buyers have become more cautious about embracing new technology if adopting it renders a large part of an existing networking investment obsolete. As a result, the Company believes that an ability to differentiate products through enhancements and added features, the timing of product introductions, effective distribution and marketing, efficient manufacturing and a low-cost infrastructure are critical elements for success.

STRATEGY

     Microdyne attempts to anticipate changes in the networking market and to develop a strategy for continued growth and profitability. This strategy consists, in part, of the following:

        - Focus on LAN Products. Microdyne focuses its core business around the development and marketing of board-level LAN hardware products. The Company's strategy is to expand its presence in this market by continuing to add features and functionality to existing products and to develop and acquire new products to broaden its product portfolio. The Company believes it can successfully compete in this market because of its broad distribution capabilities, focused sales and marketing activities, competitive pricing strategy and use of the Novell brand name.

        - Maintain Low Cost Structure. The market for LAN products is characterized by declining average selling prices. Microdyne's strategy to improve earnings in this environment includes constraining the growth of its operating expenses while focusing on maintaining or improving gross margins on its products. The Company attempts to constrain general and administrative expenses by maintaining a small headquarters staff. The Company focuses its engineering resources on cost reduction and manufacturing efficiency programs. Microdyne attempts to maintain or improve gross margins by outsourcing manufacturing, aggressively negotiating component part prices and continually reviewing vendor costs.


        - Optimize Market Entry Timing. The market for LAN products is characterized by evolving standards. The adoption of a new standard is related to the evolution of PC hardware (e.g., the

          PCI bus) and networking topology (e.g., Fast Ethernet). Microdyne seeks to introduce new products in response to these technological changes at a point in time when unit volume shipments out of distribution make entering the market economically attractive. By seeking to optimize market entry timing, the Company believes it is able to better judge market nuances, such as customer-demanded changes in driver sets or features, while avoiding the cost of developing and introducing first-generation products for which demand may be limited.

        - Actively Manage Distribution Channels. Microdyne seeks to actively manage and maximize the use of the computer products industry's established distribution system. The Company sells its products through the largest, best-known national and international distributors such as Ingram Micro, Inc., Tech Data, Inc. and C2000 GmbH and also through a second tier of smaller, regional distributors. Microdyne develops and tailors marketing and training programs for each tier of distributors, and develops and maintains programs that seek to convince resellers to buy and specify Microdyne products.

        - Use Acquisitions to Expand Sales and Product Lines. The Company seeks to capitalize on the consolidation currently taking place in the networking industry by acquiring complementary product lines or technologies. Through acquisitions, Microdyne attempts to leverage its core competencies in sales, marketing, distribution and product development and to enhance its market position. Microdyne selectively pursues acquisitions at prices advantageous to the Company.

        - Selectively Expand Other Areas of Microdyne's Business. While Networking Products accounted for 83% of Microdyne's fiscal 1995 revenue, the Company's two other operations -- Aerospace Telemetry and Manufacturer Support Services -- contributed to growth in revenue and income without requiring substantial capital investment, thereby helping to finance growth of Networking Products. As such, the Company seeks to expand these operations.

NETWORKING PRODUCTS

     Microdyne offers a broad product family consisting of more than 100 individual products. The Company's products are grouped into five principal categories: PC Connectivity, Remote Access, IBM Connectivity, Minicomputer Connectivity and Bundled Products.


PC Connectivity Products are the essential devices that connect personal computers, printers and file servers to LANs. Microdyne markets a wide range of such products, primarily LAN adapter cards, which shape the output of PCs into formats understandable by the network, and which originate, monitor and terminate LAN sessions. Microdyne's PC adapter cards address the myriad combinations of PC bus structure (ISA, EISA, MCA, or PCI), network topology (Ethernet or Token Ring) and network wiring scheme (coaxial cable, 10BaseT, among others) used by customers. Microdyne's LAN adapter cards also support all major network operating systems (NetWare, OS/2, Windows NT, Vines, Lantastic). Microdyne also markets laptop and notebook computer LAN adapter cards that conform to the PCMCIA standard. In response to the progression from today's widely applicable 10Mbps standard to the evolving 100Mbps Ethernet standard, Microdyne markets several LAN adapter cards that support both speeds and which automatically adjust to the applicable network speed. Microdyne's broad, flexible product capability allows customers to upgrade to new network standards without the cost of replacing the existing network infrastructure. Microdyne also strives to support all current and prospective networking standards and innovations, including those dealing with ease of installation ("plug and play ready") or conformation to PC operating system management tools (Desktop Management Interface or DMI). Further, Microdyne differentiates its products by its readiness and ability to quickly incorporate third party innovations such as virus protection ROM chips.


     Microdyne's PC connectivity product line also includes LAN adapter cards for file servers and printers. Microdyne products include: the SYNC+ router controller card, which allows a file server to perform the functions of a router; the NetWare Mirrored Server Link ("NMSL") card, a high-speed bi-directional serial link between servers running Novell's SFT software that allows one file server to backup another as a "hot standby" in the event of catastrophic failure; and a variety of hubs and concentrators, which link together clusters of PCs.


Remote Access Products enable LAN users to connect to external databases (e.g., Compuserve, Lexis/Nexis, the Internet) without the use of dedicated external phone lines or modems. Microdyne markets both board-and system-level products that provide for cost-effective connections by LAN users to such databases. Microdyne also markets a family of remote access products that permit persons at remote sites who are not physically connected to a LAN to access or dial into the LAN over telephone lines and gain access to files and applications as if physically connected. Microdyne's products also permit groups of users to share a small number of modems and direct lines connected to a network. Microdyne's remote access products support assorted applications involving varying numbers of simultaneous in-bound or out-bound sessions handled ("ports"), differing technology used to support those sessions ("remote node" or "remote control") and various software packages which provide network connections and security. Microdyne's remote access solutions are fully featured products with high levels of network security, protocol support and scalability. Microdyne also markets a set of systemlevel solutions (e.g. LAN Expander) and a wide-area networking board (the "WNIM series") that permits value added resellers ("VAR") or end users to build customized solutions for an organization.



IBM Connectivity Products are adapter cards that enable a PC to operate in an environment in which there is a direct connection to an IBM mainframe. In such cases, the PC must emulate an IBM 3270-series terminal in order to communicate with the mainframe. Microdyne's products support IBM's Systems Network Architecture ("SNA") and Systems Application Architecture ("SAA"), the specialized network protocols used in IBM mainframe environments.



Minicomputer Connectivity Products are specialized adapter cards that permit minicomputers to be connected to LANs. Although demand for minicomputers has fallen from peak 1980s levels, many organizations continue to run critical applications on minicomputers, generating modest demand for adapter cards which facilitate such connectivity. Microdyne's products allow DEC, Prime, Data General, NCR and other minicomputer platforms to be connected to LANs.



Bundled Products are pre-packaged combinations of one or more of the Company's networking products packaged with OEM versions of Novell software. These bundled products are sold to selected distributors that would otherwise not have access to these Novell products. Bundled products include Novell's NetWare network operating system software or LAN Workplace for DOS combined with the Company's Ethernet adapter cards, Novell's SFT software combined with NMSL boards, Novell's Multiprotocol Router software combined with the SYNC+ board, Novell's SAA for Windows combined with the SAA adapter card, and NetWare Connect software combined with WNIM wide-area adapter cards.



     The table on the following pages lists Microdyne's principal products and provides a brief description and list of key product features for each group.

 -----------------------------------------------------------------------------------------------------
        PRODUCT CATEGORY OR NAME                 DESCRIPTION                   KEY PRODUCT FEATURES

                                        PC CONNECTIVITY PRODUCTS
  ETHERNET ADAPTER CARDS
  Novell NE2000plus series               16-bit ISA adapters           the industry-standard PC adapter,
                                                                       lifetime warranty
  Novell NE2500 series                   16-bit ISA adapters           plug and play ready, fast frame
                                                                       exchange technology, virus
                                                                       protection, DMI interface
  Novell NE5500                          32-bit PCI adapter            plug and play ready, easy
                                                                       installation, fast frame exchange
                                                                       technology, DMI interface
  Novell NE3200 series                   32-bit EISA adapters          bus master technology, low CPU
                                                                       utilization, designed for
                                                                       multi-vendor environment
  Novell NE4200                          PCMCIA adapter                dual media, switchless automatic
                                                                       configuration, 4 diagnostic LEDs
  Novell NE/2 series                     MCA 16- and 32-bit adapters   full driver support for Micro
                                                                       Channel Architecture-bus PCs and
                                                                       workstations
  EP-series                              16- and 32-bit adapters       value-priced, fully featured
                                                                       adapters
  FAST ETHERNET PRODUCTS
  Novell NE10/100 ISA                    16-bit Fast Ethernet          auto-sensing for 10 or 100Mb
                                         adapter for ISA bus           networks, plug and play ready, half-
                                                                       or full duplex modes
  Novell NE10/100 PCI                    32-bit Fast Ethernet          auto-sensing for 10 or 100Mb
                                         adapter for PCI bus           networks, plug and play ready, half-
                                                                       or full duplex modes
  Eagle Switch 4+100                     switch with 4 10Mb and 1      enhanced store-and-forward, dynamic
                                         100Mb ports                   buffer allocation, SNMP management,
                                                                       serial port
  Eagle Switch 4x4                       switch with 4 10Mb and 4      enhanced store-and-forward, dynamic
                                         100Mb ports                   buffer allocation, SNMP management,
                                                                       serial port
  Eagle Century hub                      12-port 100Mb hub             preamble regeneration, retiming,
                                                                       collision detection
  TOKEN RING ADAPTER CARDS
  IRMAtrac Hardtop                       16-bit ISA adapter            4/16Mb selectable, ROMShield virus
                                                                       protection
  IRMAtrac Convertible                   16-bit ISA or MCA adapter     4/16Mb selectable, bus master
                                                                       technology, remote program load
                                                                       support
  IRMAtrac PNP 4/16                      16-bit ISA adapter            bus master technology, 512K,
                                                                       on-board memory, plug and play ready
  IRMAtrac PCI 4/16                      32-bit PCI adapter            bursting bus master data transfer,
                                                                       128K on-board memory
  OTHER PC CONNECTIVITY PRODUCTS
  Novell NetWare Mirrored Server Link    bi-directional serial link    fiber or coaxial connectors, 32-bit
    (NMSL)                               between servers               data transfers, fastest throughput
  Novell NPE400 print server             high-speed print server       pocket-sized adapter connecting
                                                                       directly to printer parallel port
  Novell SYNC+ series WAN adapters       router controller card        optimized for Novell's Multiprotocol
                                                                       Router software, intelligent, high
                                                                       speed
  EH-series hubs                         8- or 12-port concentrator    expandable, advanced monitoring,
                                                                       diagnostics
  5000plus-series concentrators          8- or 16-port 10BaseT         small size, low power consumption,
                                         concentrator                  can be cascaded, extensive network
                                                                       management
  IRMAtrac Token Ring MAUs               media access unit             lobe-port status lights, automatic
                                                                       loop back

        PRODUCT CATEGORY OR NAME                 DESCRIPTION                   KEY PRODUCT FEATURES

                                           REMOTE ACCESS PRODUCTS
  LAN Expander LX-RC                     2-port dial-in, dial-out      remote control technology,
                                                                       management
  LAN Expander LX-2 and LX-4             2- or 4-port dial-in, dial-   remote-node technology, dial-out
                                         out                           modem sharing, easy installation,
                                                                       entry-level price
  Novell WNIM+ and WNIM 3000             asynchronous adapters         supports 4 or 8 ports for
                                                                       user-designed remote access
                                                                       solutions, optimized for NetWare
  ACS 4400                               4-port dial-in, dial-out      based on Novell's NetWare Connect
                                                                       software, integrated, ready-to-use,
                                                                       network security
  Novell NW2000 WAN adapter              communications adapter        optimized for Novell's Multiprotocol
                                                                       Router software, useful for
                                                                       branch-office solutions
                                           IBM CONNECTIVITY PRODUCTS
  SAA Synchronous Adapter for PC and     3270 serial adapters          RS232C and V.35 connectivity,
    PS/2                                                               operates with Novell's NetWare for
                                                                       SAA
  Synchronous and V.35 Synchronous       3270 serial adapter           connects a PC to IBM 37XX
    Adapter for PC                                                     communications processor at speeds
                                                                       up to 19.2Kbps
  Coax Adapter for PC                    3270 adapter                  supports 3270 CUT Workstation and
                                                                       Workstation for Windows, SNA Gateway
  Coax/Mux Adapter                       coaxial interface adapter     emulates 3299 mux, supports up to 40
                                                                       concurrent DFT-mode 3270 sessions
                                                                       from LAN
  SNA Gateway                            LAN-to-mainframe software     enables up to 97 LAN workstations to
                                                                       access IBM SNA host computers
  3270 LAN Workstation for SNA Gateway   workstation-to-SNA software   provides LAN client workstations
                                                                       with access to IBM SNA host
                                                                       computers
                                        MINICOMPUTER CONNECTIVITY PRODUCTS
  EXOS 201 and 301                       MULTIBUS adapter              supports NCR Tower, Concurrent,
                                                                       Prime, Intel, and UNISYS system
                                                                       connections to LANs
  EXOS 203                               Q-BUS adapter                 supports DEC MicroVAX connection to
                                                                       LANs
  EXOS 204 and 304                       UNIBUS adapters               on-board LAN co-processor, providing
                                                                       efficient CPU utilization
                                             BUNDLED PRODUCTS
  NetWare 3.x/4.x bundles                hardware/software             Novell NetWare with Novell
                                                                       NE2000plus series adapter cards
  LAN Workplace for DOS bundles          hardware/software             Novell LAN Workplace for DOS with
                                                                       NE2000+3 adapters
  SAA NetWork Select                     hardware/software             Novell SAA for Windows with Novell
                                                                       SAA synchronous adapters
  MPR+ NetWork Select                    hardware/software             Novell Multiprotocol Router software
                                                                       with Microdyne's SYNC+ adapter
  Remote Network Select                  hardware/software             Novel NetWare Connect software with
                                                                       Microdyne WNIM adapter

  Acquisitions


     Microdyne seeks to expand its product and technology base by selectively acquiring companies or product lines that complement the Company's technologies, expand the Company's markets and leverage the Company's channels of distribution. Microdyne evaluates each potential acquisition independently and the decision process includes factors related to the acquisition's long-term potential for contribution to sales, earnings or technology. Evaluation criteria may change from time to time. Among the criteria the Company currently uses are the following:

        - The extent to which the acquisition could be immediately accretive to revenue and earnings;

        - The extent to which the products purchased could be marketable through Microdyne's existing distribution channel;

        - The extent to which the acquisition would fit with the Company's LAN products strategy;

        - The extent to which the acquisition would be for specific technology or product lines, rather than organizations; and

        - The extent to which the technology purchased is fully developed and immediately marketable.

     Since 1989, Microdyne has attempted to enhance its revenue growth and technology base by either licensing products or by acquiring businesses or product lines. The following table provides a chronology of certain of those transactions:

[CAPTION]

              PRODUCT LINE             LICENSED/
YEAR      LICENSED OR ACQUIRED       ACQUIRED FROM           NATURE OF PRODUCT LINE OR BUSINESS
1989    Excelan                     Novell            Minicomputer connectivity products
1991    CXI                         Novell            IBM connectivity products
1992    NE-series adapter cards     Novell            Ethernet adapter cards
1992    SAA adapter cards           Novell            Serial adapter cards for IBM hardware
1992    NetWare Access Server       Novell            Co-developed and marketed remote access solution
1993    SYNC+                       Novell            Router adapter card
1993    NMSL                        Novell            Mirrored Server Link hardware
1994    IRMAtrac product line       DCA               Token Ring adapter cards
1994    Gateway Communications      Gateway           Remote access products, WNIM wide-area network
                                    Communications    adapter
1995    Eagle Technology            Artisoft          Ethernet adapter cards, print server, hubs,
                                                      wide-area networking adapters
1995    InfoMover                   National          Ethernet adapter cards, Fast Ethernet technology
                                    Semiconductor     and adapter cards

     Since July 1994, the Company has made the following acquisitions to diversify and enhance its technology and product mix:

     In July 1994, Microdyne acquired the IRMAtrac product line from Attachmate. That acquisition brought Microdyne an established line of Token Ring adapter cards that had been developed and marketed by DCA beginning in 1991. Microdyne purchased DCA's inventory for approximately $4.0 million, agreed to pay a minimum royalty of $3.0 million over five years, and hired certain DCA engineers to support Token Ring software and hardware. DCA also agreed to continue to sell the Token Ring product line through its direct sales force. See "-- Marketing, Sales and Customer Support."

     In September 1994, Microdyne acquired Gateway's rights to remote access products and certain other products and technology and certain assets, consisting principally of inventory, for $2.0 million. Gateway's remote access product line is now marketed as Microdyne's WNIM family wide-area adapter boards and the LAN Expander family of remote access solutions.

     In January 1995, Microdyne acquired from Artisoft the Eagle Technology business consisting of a family of Ethernet adapter cards, file server adapter cards, hubs and print server cards. Microdyne purchased the Eagle business for $16.5 million, including inventory of $8.3 million, fixed assets of $700,000 and all rights to all Eagle technology for $7.5 million. Artisoft, through its Eagle business, was one of two companies (the other was National Semiconductor) that, along with Microdyne, was licensed by Novell to market adapter cards using the Novell name and "NE" designation. The Company has begun to consolidate its adapter card business with that of Eagle to provide both a Novell-label and Eagle-brand line of products.

     In September 1995, Microdyne acquired National's Ethernet adapter card product line, which had been introduced in 1993. Microdyne agreed to pay a total of $5.3 million, including $3.5 million for National's 10Mb and 10/100 Ethernet adapter card inventory, and $1.8 million for rights to National's 10/100 technology, including a period of exclusivity ending in June 1996 on the purchase of National's 10/100 ISA chip set, and certain intangibles. As a result of the National acquisition, in September 1995, Microdyne introduced a 10/100 ISA adapter card as part of its Fast Ethernet family of products.

  Distribution

     The Company's Networking Products are principally sold to end users through a two-step distribution process consisting of distributors and resellers. Electronics distributors stock products from hundreds of manufacturers. The industry includes several hundred distributors specializing in computer products and these firms serve regional, national or international markets. Microdyne's largest distributors include Ingram Micro Corporation, DistribuPro, Inc., Southern Electronics Corporation, Tech Data, Inc., Merisel Inc. and C2000 GmbH. The customers of those distributors are, in turn, the more than 50,000 worldwide computer products resellers (including retail stores that sell to end users), VARs (which sell to systems integrators that specify, assemble and install networks for end user customers) and integrators (which install components and systems as a service to customers). The Company believes that selling through distributors carries specific benefits, including limiting the Company's customers to a finite number of generally well-financed entities, limiting the amount of finished-goods inventory which the Company must carry and lessening the need for a direct sales force. According to IDC, distributors accounted for more than 75% of all networking products sold in the United States in 1994.

     The Company provides terms of net 30 days for most of its products. Microdyne periodically offers rebates to distributors or permits distributors to extend payment terms to gain favored attention for the Company's products. Microdyne's agreements with distributors allow defective products to be returned for credit and generally permit stock rotation, a standard practice in the electronics industry. Stock rotation enables a distributor to return a set percentage of slow-moving product for a like amount of a comparable but faster-selling product. In order to minimize stock rotation, the Company attempts to balance distributor inventory with perceived customer demand and from time to time sells products on a non-cancellation, no-return basis. Distributor agreements also provide distributors with protection against price decreases which are applicable to products in the distributors' inventory at the time of the decrease. The Company has established reserves for defective product returns, stock rotations and price decreases, which reserves management believes to be adequate.

     Microdyne treats sales to distributors outside the United States (or U.S.-based distributors with a majority of their sales in international markets) in a manner substantially similar to U.S.-based accounts. All products are priced to distributors in dollars and distributors assume any risk of currency fluctuation.


  Extended Distribution Program; Novell Agreements


     Microdyne has broadened its customer reach by adding a second group of distributors for which Microdyne is a source of networking hardware products and Novell NetWare network operating system software and other Novell-label software. Microdyne combines its networking hardware products with appropriate Novell software in one package. The resulting combinations, or Bundled Products, are sold under the Extended Distribution Program.

     The Extended Distribution Program was introduced in 1993 with the cooperation of Novell. Pursuant to an agreement with Novell, Microdyne is authorized to seek out distributors that are not otherwise authorized by Novell to sell NetWare and other Novell software products. Distribution terms and discount policies are set by Novell. The Company believes that by participating in the Extended Distribution Program, Microdyne enhances its position as a supplier of networking hardware products and increases the likelihood that its products will be recommended by these distributors.


     The Company has had a long-standing relationship with Novell that commenced in 1984. The Company presently is party to several agreements with Novell concerning the licensing, manufacture and marketing of Novell products and products incorporating Novell technology, which are material to the Company. See "Risk Factors -- Dependence on Novell." In return for royalties, which generally consist of a minimum payment and a payment based upon sales into distribution, the Company has the non-exclusive, worldwide right to manufacture and distribute various networking products utilizing Novell licensed technology. These licensing agreements have different termination dates and typically provide for renewal for additional one-year periods with the consent of Novell and the Company, and each party has the right to terminate such agreements upon 90 or 180 days prior written notice. The Company's OEM agreement with Novell concerning Bundled Products has a month-to-month term and is terminable by either party upon 30 days prior written notice.


  Marketing, Sales and Customer Support


     Because there are several levels of intermediaries between the Company and its end user customer, Microdyne devotes its sales resources to working with distributors ("push" programs) and must rely upon marketing efforts to reach resellers and end user customers ("pull" programs). It is critical to the Company's success that distributors' telemarketing representatives are familiar with Microdyne's products and can explain to their customers how Microdyne products are differentiated from those of its competitors. To that end, the Company conducts periodic training programs for its distributors' telemarketing representatives. The Company may also periodically run push programs including promotions and rebates aimed at distributors' telemarketing representatives.


     The Company's pull programs are aimed at resellers and end users. These programs take the form of print advertising in computer industry trade publications that reach resellers and corporate information systems managers, direct mail to resellers, trade press publicity about new products and product features, participation in the networking industry's trade shows, promotions designed to increase sales in a specific period and rebates.

     The Company uses its Novell and Eagle brand names to establish and retain customer loyalty to Microdyne's products. Microdyne believes the Novell name connotes quality and reliability in the minds of customers, and that the Eagle name is well established in the minds of many customers as a reliable, price-competitive brand.

     As part of the Company's acquisition of the IRMAtrac product line, Attachmate assumed certain obligations for the continued sale of those products for a period of five years commencing July 19, 1994. Microdyne is dependent upon Attachmate's efforts for the sale of Token Ring products.

     Microdyne maintains a toll-free telephone technical support center in Alexandria, Virginia and San Jose, California where help is available 12 hours a day, five days a week. Networking products have a lifetime warranty against failure or defective workmanship. The Company replaces its products upon submission of the failed product together with purchase documentation.

  Research and Development

     Research and development expense increased to $5.2 million in fiscal 1995 from $3.6 million in fiscal 1994. This increase is attributable to the addition of former DCA Token Ring engineers in the fourth quarter of fiscal 1994 as well as the development of new products introduced in fiscal 1995. Microdyne's expenditures for research and development in its Networking Products business was $3.8 million in 1995, $2.3 million in 1994 and $2.9 million in 1993. Research and development activities are carried out at the Company's facility in San Jose, California by a staff of approximately 30 engineers.

     The Company focuses its engineering efforts on product cost reduction, extension of existing product lines and enrichment of features on existing products. The Company has historically obtained new technologies or new products primarily through OEM relationships or the purchase of technology as part of larger business acquisitions. Each of the four acquisitions completed between July 1994 and September 1995 has contributed specific new products and/or technologies to Microdyne.

  Manufacturing and Supply

     Because of variable demand for its products and the availability of low-cost contract production capabilities, Microdyne outsources virtually all of its board-level Networking Products manufacturing to contract manufacturers, which are primarily established, U.S.-based corporations. The Company believes it can maintain a high level of quality while reducing its cost of goods sold below that which the Company would incur if it manufactured products in-house. The Company believes there are a sufficient number of contract manufacturers to ensure adequacy of supply for the foreseeable future. Microdyne has experienced no substantial difficulty purchasing components and raw materials in the open market from multiple suppliers; however, certain integrated circuits are available from a single vendor and can require long lead times to obtain in quantity.

  Competition

     The networking products market is very competitive. The Company believes its ability to compete successfully depends on a number of factors, including: price; product features; product quality; performance and reliability; name recognition; international certification; retention of experienced sales, marketing and service personnel; development of new products and enhancements; and adherence to rapidly changing industry standards.

     Microdyne competes with a number of vendors, including 3Com Corporation, Standard Microsystems Corporation and Intel Corporation, that have significantly greater financial, marketing, technical and other resources as well as the capacity to obtain components at lower cost either by purchasing large quantities of such components or by fabricating such components in-house. These competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements, devote greater resources to the development, promotion and sale of their products or control the timing of, or respond more effectively to, new product introductions.

AEROSPACE TELEMETRY

  Overview

     Data gathering and analysis is a basic requirement in the testing and analysis of any process or operation. When the process or device being measured is close at hand, it is a relatively simple task to attach probes, sensors or other measuring devices to the object. These devices convert physical measurements (e.g., temperature, rotation, pressure) into a variable stream of electrical current. The current flows over wires and is either shown on an analog display (a thermometer or voltmeter, for example) or converted into digital form and fed into a computer file. This well-established practice works well so long as the object or process to be measured is sufficiently close to permit wires to connect those probes and sensors with the computer logging the resulting output.

     Telemetry is the technology of measuring various equipment performance parameters at a distance, and is required when the object under test is moving too quickly or is at too great a distance to use wires. In telemetry, a highly selective radio receiver is needed to gather information which is sent, usually in a rapid burst form, from, for example, a transmitter on board an aircraft or space vehicle. The information will consist of readings from hundreds of sensors recording such things as heat, vibration, stress and operational performance. Each sensor will produce its own data stream which must be transmitted and captured. In other applications such as weather satellites or space vehicles, the information will consist of data and video transmissions.

     Since 1968, Microdyne has manufactured telemetry receivers, the sophisticated radio receivers that can accurately tune in and hold the telemetry signals from aircraft and space vehicles. During the past three years, Microdyne has expanded and updated its telemetry product line, including the addition of card-level products that perform essentially the same functions as the Company's traditional rack-mounted devices. Two trends are pushing telemetry receivers toward becoming board-level systems with computer control. First, very powerful personal computers can process telemetry data at rates previously unattainable. Second, telemetry receivers are increasingly being used in mobile environments such as aircraft and on board ships where the receivers' light weight and compactness are an advantage over larger rack mounted devices. The Company's new telemetry products include:

          - A single-card telemetry receiver designed to plug into a VME, VXI or PC/AT ISA bus which contains much of the functionality of one of Microdyne's traditional rack-mounted receivers; and

          - A board-level diversity combiner which is a special device to take the input of two telemetry receivers, each of which has been tuned to the same sets of frequencies, but at different polarity, and combine those two signal streams into one continuously readable data stream. This type of product is required whenever the telemetry stream comes from a vehicle that is maneuvering or rotating.

     Other Aerospace Telemetry products include compact telemetry receivers and a sophisticated signal simulation source for use in calibrating telemetry equipment and systems, to ensure that a system is set up correctly and fully operational prior to a mission; and diversity combiners that allow data loggers to record an uninterrupted stream of data from two receivers, regardless of the polarity of the signal from the telemetry source.

  Marketing and Sales

     Telemetry systems are used in a variety of applications involving missiles, aircraft, satellites and other space vehicles. The four major user groups include Government testing ranges, aerospace companies engaged in the development and manufacture of missiles and satellites, companies that design and manufacture antennae used in tracking and receiving signals being sent from missiles and satellites and meteorological systems used to gather weather data.


     Microdyne markets its products directly to these user groups through a sales and marketing department located at the Company's Ocala, Florida facility. Because most telemetry products are purchased directly or indirectly with Government funding, much of Microdyne's marketing effort is channeled into establishing and maintaining name and product recognition for the Company with Government agencies and aerospace and defense contractors. Beginning in 1993, Microdyne began undertaking projects combining the Company's telemetry components and subsystems with those of other manufacturers for international customers. In addition, Microdyne maintains customer support operations in several cities in the U.S.


     Government agency and Government prime contractor revenue in fiscal 1995 was $9.6 million, or 55.3% of total Aerospace Telemetry revenue, compared to $5.4 million, or 44.1% in 1994. Some of the Company's telemetry Government contracts contain price re-determination clauses. Through the end of fiscal 1995, Microdyne has received no claims based on such clauses. The Aerospace Telemetry business can be adversely affected by any substantial decreases in Government procurement of the Company's products and services. Microdyne's dependence upon such procurement has lessened significantly as the Company has shifted its emphasis to the commercial sale of Networking Products, although the telemetry industry remains dependent upon Government procurement. The Company believes there is growth potential in international markets, and has established a sales office in London. Microdyne also uses international manufacturers' representatives.

  Research and Development and Manufacturing


     Expenditures for Aerospace Telemetry research and development totaled $1.4 million, or 8.0% of telemetry revenue in 1995. This compared to $1.2 million, or 9.7% of telemetry revenue in 1994 and $1.1 million, or 8.3% of revenue in 1993. Microdyne maintains a volume manufacturing facility in Ocala, Florida.


  Competition

     The Company believes the domestic market for telemetry products is mature, with total revenue relatively stable from year to year. Microdyne believes it has the largest market share for telemetry receivers sold in the world. However, the market for defense electronics is very competitive and marked by a shift toward fewer, but much larger vendors. Microdyne believes that the relative maturity of the overall defense electronics market could attract competition from vendors in related fields of defense electronics that are seeking to expand total corporate sales by leveraging relationships with existing customers to include additional product lines in ancillary fields.

MANUFACTURER SUPPORT SERVICES

  Overview

     Large electronics manufacturers with established markets and sizable installed bases typically have an in-house technical support, warranty repair and after-warranty service capability. However, organizations new to the U.S. market or without large installed bases may determine that the cost of creating and maintaining such an activity is prohibitive. Further, manufacturers with in-house capabilities may require peak-demand assistance in these areas; such demand being created by the introduction of a new product or by seasonal sales. In such cases, manufacturers may turn to third-party organizations to staff and operate telephone technical support, warranty repair and after-warranty service centers.


     Since 1989, the Company has provided outsourced services to one computer electronics manufacturer. These activities include telephone technical support, component and board repair and warranty administration. Microdyne provides its customer with trained personnel, including, as of October 1, 1995, a staff of 252 full-time and 85 part-time employees in the customer's facilities near Los Angeles, California and in Indianapolis, Indiana. The Company's revenue is based on the number of employees assigned to each aspect of the customer's business, the number of hours worked by those employees and the rate at which Microdyne is paid for such services.


     The Company maintains a contract with its customer which is currently set to expire in December 1995. Microdyne is optimistic that a new contract will be in place at or before the expiration of the existing contract, although no assurance can be given in this regard.

  Marketing

     Microdyne seeks to expand its manufacturer support services business. While the Company's primary focus is maintaining and expanding its relationship with its current customer, Microdyne believes it has the resources and expertise to serve other customers. Microdyne solicits contracts for this activity directly from such manufacturers.

  Competition

     The principal competition for manufacturer support services is in-house sourcing. Microdyne's customer may, upon notice, sever its contract with the Company and elect to perform these tasks using its own employees. Also, other third-party support vendors could win the customer's business by offering better terms. While the Company believes that its relationship with the customer is generally good, and the level of work performed for the customer has expanded significantly during the past two years, Microdyne seeks to reduce the risk of being displaced by either in-house staff or another third-party provider. The Company continually recruits highly skilled staff to meet the customer's growing requirements, upgrades the work skills of its staff through training, provides its staff with a career path to reduce turnover and increases efficiency so as to lower costs to the customer.

PATENTS AND PROPRIETARY RIGHTS

     The Company does not consider that its business is dependent upon patent protection. Nevertheless, the Company is subject to the risk of adverse claims and litigation alleging infringement of the proprietary rights of others. From time to time the Company has received claims of infringement of other parties' proprietary rights. Although the Company believes that it does not infringe the valid patents of others, there can be no assurance that third parties will not assert infringement claims in the future with respect to the Company's current or future products or that any such claims will not require the Company to enter into license arrangements or result in protracted and costly litigation, regardless of the merits of such claims. No assurance can be given that any necessary licenses will be available or that, if available, such licenses can be obtained on commercially reasonable terms.

EMPLOYEES

     As of October 1, 1995, Microdyne had 588 full-time and 85 part-time employees. None of Microdyne's employees is covered by a collective bargaining agreement. The Company believes its labor relations to be generally good. Employment by operation is as follows:

                                                                     FULL-TIME    PART-TIME
                                                                     ---------    ---------
        Networking Products.......................................      182            0
        Aerospace Telemetry.......................................      138            0
        Manufacturer Support Services.............................      252           85
        Corporate Headquarters....................................       16            0
                                                                                      --
                                                                        ---
             Total................................................      588           85
                                                                     =======      =======

     Networking Products employees are located in Alexandria, Virginia and San Jose, California; Aerospace Telemetry employees are located in Ocala, Florida; Manufacturer Support Services employees are located at customer-owned facilities near Los Angeles, California and in Indianapolis, Indiana. Corporate headquarters employees are located in Alexandria, Virginia.

PROPERTIES

     At October 1, 1995, the Company's principal facilities consist of the following:


    LOCATION          FACILITY SIZE       OWN/LEASE                   FUNCTION
-----------------    ----------------    -----------    -------------------------------------
Alexandria, VA       26,000 sq. ft.        Leased       Headquarters, marketing, sales
Ocala, FL            112,000 sq. ft.        Owned       Aerospace Telemetry
San Jose, CA         95,000 sq. ft.        Leased       Manufacturing, engineering, warehouse


     A portion of the Ocala facility was financed by and stands as collateral for industrial revenue bonds, of which $304,000 was outstanding at October 1, 1995. The Ocala facility includes 5.5 acres of land.

BACKLOG

     The Company does not believe backlog is a meaningful indicator of future business trends. Microdyne's Networking Products operation is not based upon either long lead times for delivery or contract delivery schedules. Rather, with the exception of out of stock products, Networking Products are generally shipped upon receipt of order. Aerospace Telemetry backlog is dependent upon the receipt or renewal of Government contracts, the timing over which the Company has no control. Company backlog amounted to $2.7 million at October 1, 1995 and $5.9 million at September 30, 1994.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table lists the names of and position held by each executive officer and director of the Company:

             NAME                 AGE                           POSITION
-------------------------------   ---    -------------------------------------------------------
Philip T. Cunningham...........   58     Chairman of the Board, President and Chief Executive
                                         Officer
Christopher M. Maginniss.......   58     Treasurer, Executive Vice President, Chief Financial
                                         Officer and Director
R. Dale D'Alessio..............   41     Senior Vice President -- Sales and Marketing
A. Ralph Mason.................   52     Senior Vice President -- Business Development
David G. Laposata..............   31     Vice President -- Operations
Neal H. Sanders................   46     Vice President and Corporate Secretary
Christian J. Spitz.............   44     Vice President -- Aerospace Telemetry
William Marshall Ellison II....   40     Controller and Assistant Treasurer
Curtis M. Coward(2)............   49     Director
Gregory W. Fazakerley(1)(2)....   47     Director
H. Brian Thompson(1)(2)........   56     Director

---------------

(1) Member of the Audit Committee



(2) Member of the Compensation Committee


     PHILIP T. CUNNINGHAM has served as the Chairman of the Board, President and Chief Executive Officer of the Company since the FTC Transaction in June 1991. Mr. Cunningham served as President and Chairman of the Board of FTC from its inception in 1984 through the date of the merger. Mr. Cunningham served as a career naval officer from 1959 to 1979. He holds a BS from Holy Cross and an MBA from Harvard Business School.

     CHRISTOPHER M. MAGINNISS has served as Treasurer, Executive Vice President, Chief Financial Officer and Director of the Company since the FTC Transaction in 1991. Mr. Maginniss served as Executive Vice President of FTC from June 1987 through the date of the FTC Transaction. Mr. Maginniss served as a career naval officer from 1959 to 1982. Subsequently, he was President of the Community Service Credit Union, in Groton, Connecticut.

     R. DALE D'ALESSIO has served as Senior Vice President -- Sales and Marketing of the Company since 1992 and as General Counsel of the Company since the FTC Transaction in 1991. Mr. D'Alessio also served as Secretary of the Company from 1991 until November 1994. Mr. D'Alessio joined FTC in 1985 serving as FTC's Director of Corporate Planning and Development until 1987, when he was promoted to Vice President and General Counsel, which positions he held until the FTC Transaction.

     A. RALPH MASON has served as Senior Vice President -- Business Development of the Company since the FTC Transaction in 1991. Mr. Mason joined FTC in 1986, serving as Director of Sales until 1988, when he was promoted to Vice President of Sales, which position he held until his 1991 promotion to Senior Vice President of FTC.

     DAVID G. LAPOSATA has served as Vice President -- Operations of the Company since 1992. Mr. Laposata joined FTC in 1987 serving as a pricing analyst until his 1991 promotion to Assistant Vice President of Systems Integration and Services, which position he held until the FTC Transaction.

     NEAL H. SANDERS has served as the Company's Vice President since joining the Company in 1992 and as the Company's Corporate Secretary since November 1994. Mr. Sanders served as Director of Investor Relations for Occidental Petroleum from 1990 to 1991 and Director of Corporate Communications for Bolt Beranek and Newman, Inc. from 1982 to 1990.

     CHRISTIAN H. SPITZ has served as Vice President -- Aerospace Telemetry of the Company since 1993. Prior to 1993, Mr. Spitz was Vice President for Finance at Development Resources, Inc.

     WILLIAM MARSHALL ELLISON II has served as the Company's Controller and Assistant Treasurer since the FTC Transaction in 1991. Mr. Ellison served as FTC's controller from 1990 to 1991. Mr. Ellison is a Certified Public Accountant.


     CURTIS M. COWARD was appointed to the Board in September 1995 to fill a vacancy that arose following the death of a board member. He has been a Partner in the law firm of McGuire, Woods, Battle & Boothe L.L.P., McLean, Virginia since 1986. He is also special counsel to the Republic of Kazakstan. Previously, Mr. Coward was President and Chief Executive Officer of Air Virginia/AVAIR from 1982 to 1986 and was Chairman of the Board of Directors of the Regional Airline Association in 1985. He is a Director of the Atlantic Council of the United States and a trustee of the U.S. Naval Academy Foundation.


     GREGORY W. FAZAKERLEY has served as a member of the Board of Directors of the Company since 1991. Mr. Fazakerley has served as Chairman and Chief Executive Officer of Development Resources, Inc., a Washington, D.C.-based real estate development firm since 1983. Mr. Fazakerley is also the Managing General Partner of C/G Investments, a real estate partnership; President of the District of Columbia Building Industry Association; and a member of the Board of Directors of the YMCA of the Greater Metropolitan Washington area.

     H. BRIAN THOMPSON has served as a member of the Board of Directors of the Company since 1991. Mr. Thompson has served as Chairman of the Board and Chief Executive Officer of LCI International, a world-wide long distance telecommunications company based in McLean, Virginia since 1991. From 1981 to 1990, Mr. Thompson served as Executive Vice President of MCI Communications Corporation. Mr. Thompson also served as the President of Subscription Television of America from 1979 to 1981. Beginning in 1968, Mr. Thompson spent nine years with McKinsey & Company, an international management consulting firm. Mr. Thompson is also a director of Comcast UK Cable Partners and a trustee of Capitol College.

DIRECTOR COMPENSATION

     Directors of the Company who are not also officers receive $1,000 per meeting, whether regularly scheduled or special; $500 for telephone meetings; and reimbursement of reasonable expenses incurred in attending meetings. Directors who are not also executive officers receive, in addition to the foregoing fees and expense reimbursements, a quarterly fee of $4,000. Non-employee directors may, at their option, elect payment in the form of the Company's stock.

EXECUTIVE COMPENSATION

  Summary Compensation

     The following table sets forth individual compensation information for the Chief Executive Officer and the four other most highly paid executive officers for services rendered in all capacities during the fiscal years ended October 1, 1995, September 30, 1994 and 1993:

                           SUMMARY COMPENSATION TABLE


                                                                                                    LONG-TERM
                                                                                                   COMPENSATION
                                                                                                   ------------
                                                       ANNUAL COMPENSATION         OTHER ANNUAL      OPTIONS
                                                  -----------------------------    COMPENSATION      AWARDED
          NAME AND PRINCIPAL POSITION             YEAR    SALARY($)    BONUS($)       ($)(1)       (IN SHARES)
-----------------------------------------------   ----    ---------    --------    -------------   ------------
Philip T. Cunningham...........................   1995     251,250     250,000      200,000(2)             --
  Chairman of the Board                           1994     222,500     230,000      200,000(2)             --
  President and Chief Executive Officer           1993     200,000      75,000      200,000(2)             --
Christopher M. Maginniss.......................   1995     209,625     175,000          --             25,000
  Treasurer, Executive Vice President             1994     186,438     165,000          --             46,000
  Chief Financial Officer and Director            1993     162,000      40,625          --                 --
R. Dale D'Alessio..............................   1995     185,000      96,022          --             30,000
  Senior Vice President -- Sales and Marketing    1994     175,625      13,535          --             30,000
                                                  1993     147,500          --          --                 --
A. Ralph Mason.................................   1995     175,000      99,206          --                 --
  Senior Vice President -- Business Development   1994     175,000      68,890          --             10,000
                                                  1993     150,000          --          --                 --
David G. Laposata..............................   1995     150,000      27,459          --                 --
Vice President -- Operations                      1994     130,000      15,652          --             75,000
                                                  1993     110,000          --          --             25,000


---------------

(1) Does not include compensation associated with perquisites because such amounts do not exceed the lesser of either $50,000 or 10% of total salary and bonus disclosed.



(2) Compensation pursuant to Mr. Cunningham's Noncompetition Agreement.


  Option Grants

     The following table sets forth certain information with respect to stock options granted during fiscal year 1995 to the executive officers named in the Summary Compensation Table above. Also shown below is the potential realizable value over the term of the option (the period from the grant date to the expiration date) based on assumed rates of stock appreciation of 5% and 10%, compounded annually. These amounts are based on certain assumed rates of appreciation and do not represent the Company's estimate of future stock price. Actual gains, if any, on stock option exercises will be dependent on the future performance of the common stock.


                                            OPTION GRANTS IN YEAR ENDED OCTOBER 1, 1995          POTENTIAL REALIZABLE
                                        ---------------------------------------------------              VALUE
                                                     % OF TOTAL                                 AT ASSUMED ANNUAL RATES
                                        NUMBER OF      OPTIONS                                      OF STOCK PRICE
                                        SECURITIES   GRANTED TO                                APPRECIATION OPTIONS FOR
                                        UNDERLYING    EMPLOYEES     EXERCISE                          OPTION TERM
                                         OPTION          IN           PRICE      EXPIRATION    -------------------------
                NAME                     GRANTS      FISCAL YEAR    ($/SHARE)       DATE           5%            10%
-------------------------------------   ---------    -----------    ---------    ----------    ----------     ----------
Philip T. Cunningham.................         --           --            --             --             --             --
Christopher M. Maginniss.............     25,000(1)       9.3%        $4.25       10/01/04      $  66,750      $ 169,335
R. Dale D'Alessio....................     30,000(2)      11.2%         8.69       11/22/04        164,100        415,000
A. Ralph Mason.......................         --           --            --             --             --             --
David G. Laposata....................         --           --            --             --             --             --


---------------

(1) All are exercisable from the date of grant as follows: one-third after one year; two-thirds after two years; and 100% after three years.



(2) All are exercisable as of May 22, 1995.


  Option Exercises

     The following table sets forth information with respect to option exercises and the aggregate value of unexercised options for the year ended October 1, 1995, held by each of the executive officers named in the

Summary Compensation Table above. The value of unexercised in-the-money options at October 1, 1995 equals the market value of the underlying common stock at October 1, 1995 minus the exercise price.

      AGGREGATED OPTION EXERCISES IN THE FISCAL YEAR ENDED OCTOBER 1, 1995
                       AND OCTOBER 1, 1995 OPTION VALUES


                                                                NUMBER OF SECURITIES
                                                           UNDERLYING UNEXERCISED OPTIONS         VALUE OF UNEXERCISED
                                                                         AT                     IN-THE-MONEY OPTIONS AT
                               SHARES                             OCTOBER 1, 1995                   OCTOBER 1, 1995
                              ACQUIRED         VALUE       ------------------------------    ------------------------------
           NAME              ON EXERCISE     REALIZED      EXERCISABLE    NON-EXERCISABLE    EXERCISABLE    NON-EXERCISABLE
--------------------------   -----------    -----------    -----------    ---------------    -----------    ---------------
Philip T. Cunningham......          --               --           --               --                 --               --
Christopher M.
  Maginniss...............      75,000      $ 1,268,498      140,368           47,334        $ 3,146,454      $ 1,005,140
R. Dale D'Alessio.........     178,999        2,202,529       30,203           20,000            504,990          423,750
A. Ralph Mason............     178,300        2,385,800           45            6,667                925          137,090
David G. Laposata.........      48,000          574,459        9,647           58,333            197,657        1,074,791


EMPLOYMENT AGREEMENTS

     Effective June 21, 1991, the date of the FTC Transaction, the Company entered into an Executive Employment Agreement with Mr. Cunningham. Under the terms of the Executive Employment Agreement, Mr. Cunningham became the Company's Chairman of the Board, President and Chief Executive Officer. The employment agreement had a term of three years with an initial base annual salary of $200,000. On October 24, 1995, the Company entered into a new Executive Employment Agreement with Mr. Cunningham with respect to the same positions at an initial base annual salary of $275,000, which can be adjusted upward by the Board of Directors. The agreement also provides, among other things, that Mr. Cunningham is eligible to participate in discretionary bonuses authorized and declared by the Board of Directors and that Mr. Cunningham's employment can be terminable (i) upon his death or (ii) by the Company in the event he became permanently disabled, in which case Mr. Cunningham would be entitled to certain salary continuation rights. The agreement expires in 1999.

NONCOMPETITION AGREEMENTS

     On June 21, 1991, Mr. Cunningham entered into a Noncompetition Agreement with the Company pursuant to which he agreed that, during the term set forth within the agreement, he would not, among other things, participate in any manner described in the agreement in any business which competes with the Company's. This Noncompetition Agreement was extended on June 21, 1995 for an additional term of four years. The Noncompetition Agreement also generally prohibits Mr. Cunningham from soliciting business from certain customers and suppliers of the Company and from disclosing certain information about the Company. The Noncompetition Agreement initially provides for the payment to Mr. Cunningham of $200,000 per year commencing June 21, 1995 and continuing for four years thereafter, unless Mr. Cunningham fails to comply with certain of the covenants set forth in the agreement. Mr. Cunningham is entitled to continue to receive the payments under the Noncompetition Agreement notwithstanding termination of his employment for any reason.


CERTAIN TRANSACTIONS



     During fiscal 1995, Philip T. Cunningham, Chairman and Chief Executive Officer of the Company, was indebted to the Company for advances made to finance certain educational costs. Mr. Cunningham's largest outstanding loan balance during fiscal 1995, as well as the balance at October 1, 1995, was $77,000. A. Ralph Mason, Senior Vice President -- Business Development, was indebted to the Company for advances made to finance a real estate purchase. Mr. Mason's largest outstanding loan balance during fiscal 1995 and balance at October 1, 1995 were $150,000 and $91,000, respectively. All of such borrowings have a scheduled repayment date of October 1996 and a stated interest rate of 8% per annum. Curtis M. Coward, who was appointed to the Board of Directors to fill a vacancy in September 1995, is a Partner in the law firm of McGuire, Woods, Battle & Boothe, L.L.P., which provided legal services to the Company during fiscal 1995 and is acting as counsel to the Company in connection with this Offering.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth (i) certain information regarding beneficial ownership of the Company's Common Stock as of October 1, 1995 by (1) each person who is known by the Company to own beneficially more than 5% of the outstanding shares of Common Stock, (2) each director and executive officer of the Company and (3) all directors and executive officers of the Company as a group and (ii) the information set forth in (i) as adjusted to reflect the sale of the shares offered hereby. Unless otherwise indicated below, to the knowledge of the Company, all persons listed below have sole voting and investment power with respect to their shares of Common Stock, except to the extent authority is shared by spouses under applicable law.


                                   SHARES BENEFICIALLY                            SHARES BENEFICIALLY
                                          OWNED                                          OWNED
                                    PRIOR TO OFFERING                              AFTER OFFERING(2)
                                 -----------------------      SHARES TO BE      -----------------------
             NAME                NUMBER(1)    PERCENT(1)    SOLD IN OFFERING    NUMBER(1)    PERCENT(1)
------------------------------   ---------    ----------    ----------------    ---------    ----------
Philip T. Cunningham..........   6,299,946(2)    49.3%          1,369,797       4,930,149(3)    33.3%(3)
Christopher M. Maginniss......     140,368        1.1%            100,000          40,368          *
Gregory W. Fazakerley.........      33,000(4)       *                  --          33,000          *
H. Brian Thompson.............      39,000(5)       *                  --          39,000          *
Curtis M. Coward..............      10,000          *                  --          10,000          *
R. Dale D'Alessio.............      30,203          *              30,203              --          *
A. Ralph Mason................          45          *                  --              45          *
David G. Laposata.............      10,647          *                  --          10,647          *
Neal H. Sanders...............       4,567          *                  --           4,567          *
Wm. Marshall Ellison, II......       3,333          *                  --           3,333          *
Christian J. Spitz............       5,000          *                  --           5,000          *
All Directors and Executive
  Officers as a Group (11
  Persons)....................   6,576,109       51.4%          1,500,000       5,076,109       34.3%


------------

 *  Less than 1%



(1) Number of shares of Common Stock and percentage amounts include shares issuable pursuant to stock options that are exercisable within 60 days after October 1, 1995.



(2) Includes 894,763 shares held in a trust of which Mr. Cunningham is trustee.



(3) Does not reflect the potential sale of 525,000 shares of Common Stock to the Underwriters pursuant to their exercise of an option, exercisable within 30 days of the date of this Prospectus for the purpose of covering over-allotments, if any. See "Underwriting." Assuming the complete exercise of such over-allotment option, Mr. Cunningham would own 4,405,149 shares, or 29.8%, of the outstanding Common Stock.



(4) Includes 3,000 shares beneficially owned by a trust for Mr. Fazakerley's son of which Mr. Fazakerley is a co-trustee (Mr. Fazakerley shares voting and dispositive power with respect to such shares).



(5) Includes 5,000 shares directly owned by Mr. Thompson, 2,000 shares beneficially owned by Mr. Thompson's spouse as trustee for Mr. Thompson's son, and 2,000 shares beneficially owned by Mr. Thompson's spouse as trustee for Mr. Thompson's daughter. Mr. Thompson disclaims beneficial ownership of the shares held in trust for his son and daughter.



                          DESCRIPTION OF CAPITAL STOCK


COMMON STOCK


     The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock, $0.10 par value per share. Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of shareholders and do not have cumulative voting rights. Accordingly, holders of a majority of the Common Stock entitled to vote in any election of directors may elect all the directors standing for election. Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors at its discretion from funds legally available therefore. See "Dividend Policy." Upon the liquidation, dissolution or winding up of the Company, the holders of the Common Stock are entitled to receive ratably the net assets of the Company available after the payment of debts and other liabilities. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights. The outstanding Common Stock are, and the Common Stock offered hereby when issued and paid for will be, fully paid and non-assessable. As of October 1, 1995, there were 12,789,666 shares of Common Stock outstanding held by approximately 975 holders of record.

                                  UNDERWRITING


     Subject to the terms and conditions set forth in the Underwriting Agreement among the Company, the Selling Stockholders and Oppenheimer & Co., Inc., Schroder Wertheim & Co. Incorporated and Tucker Anthony Incorporated as representatives (the "Representatives") of the Underwriters (the "Underwriting Agreement"), the Underwriters named below have severally agreed to purchase from the Company and the Selling Stockholders, and the Company and the Selling Stockholders have agreed to sell to the several Underwriters, the number of shares of Common Stock set forth opposite their names below:



                                                                                 NUMBER
                                  UNDERWRITERS                                  OF SHARES
    -------------------------------------------------------------------------   ---------
    Oppenheimer & Co., Inc. .................................................
    Schroder Wertheim & Co. Incorporated.....................................
    Tucker Anthony Incorporated..............................................
                                                                                ---------
         Total...............................................................   3,500,000
                                                                                 ========


     The Underwriting Agreement provides that the obligations of the Underwriters thereunder are subject to approval of certain legal matters by counsel and to various other conditions. The nature of the Underwriters' obligations is such that they are committed to purchase all of the above shares offered hereby if any are purchased.

     The Underwriters propose to offer the Common Stock directly to the public at the offering price set forth on the cover page of this Prospectus and at such
price less a concession of not in excess of $          per share to certain
securities dealers, of which a concession of not in excess of $          per
share may be reallowed to certain other securities dealers. After this offering, the public offering price, allowances, concessions and other selling terms may be changed by the Representatives.

     A Selling Stockholder has granted the Underwriters an option, exercisable within 30 days after the date of this Prospectus, to purchase from such Selling Stockholder up to an aggregate of 525,000 additional shares of Common Stock to cover over-allotments, if any, at the public offering price less the underwriting discount set forth on the cover page of this Prospectus. See "Principal and Selling Stockholders." If the Underwriters exercise their over-allotment option to purchase any of the 525,000 additional shares of Common Stock, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof as the number of shares to be purchased by each of them bears to the 3,500,000 shares of Common Stock offered hereby. Such Selling Stockholder will be obligated, pursuant to the over-allotment option, to sell shares to the Underwriters to the extent such over-allotment option is exercised.


     Certain stockholders of the Company holding 4,930,149 shares in the aggregate after the Offering have agreed, pursuant to lock-up agreements, not to sell, make any short sale of, loan, grant any option for the purchase of or otherwise dispose of any shares or any securities convertible into or exchangeable or exercisable for shares without the consent of Oppenheimer & Co., Inc. for 180 days after the date of the Prospectus. Certain other stockholders of the Company which beneficially own 145,960 shares in the aggregate after the Offering have agreed, pursuant to lock-up agreements, not to sell, make any short sale of, loan, grant any option for the purchase of or otherwise dispose of any shares or any securities convertible into or exchangeable or exercisable for shares without the consent of Oppenheimer & Co., Inc. for 90 days after the date of the Prospectus. The Company has agreed that it will not, without the consent of Oppenheimer & Co., Inc., offer, sell, or dispose of any shares of Common Stock, options or warrants to acquire shares of Common Stock or securities exchangeable for or convertible into shares of Common Stock until 180 days after the date of this Prospectus (except for (i) shares issued pursuant to stock options outstanding on the date hereof and (ii) stock options issued pursuant to employee benefit or incentive compensation plans in effect on the date hereof).

     The Company and the Selling Stockholders have agreed to indemnify the Representatives of the Underwriters against certain liabilities, including without limitation, liabilities under the Securities Act.


     In connection with this offering, the Underwriters and selling group members (if any) or their respective affiliates intend to engage in passive market making transactions in the Common Stock of the Company on the Nasdaq National Market in accordance with Rule 10b-6A under the Securities Exchange Act of 1934, as amended (the "Exchange Act") during the two business day period before commencement of offers or sales of the shares of Common Stock offered hereby. The passive market making transactions must be identified as such and comply with applicable volume and price limits. In general, a passive market maker may display its bid at a price not in excess of the highest independent bid for the security; if all independent bids are lowered below the passive market maker's bid, however, such bid must then be lowered when certain purchase limits are exceeded.

                                 LEGAL MATTERS


     Certain legal matters in connection with the shares of Common Stock offered hereby will be passed upon for the Company by McGuire, Woods, Battle & Boothe, L.L.P., McLean, Virginia, of which Curtis M. Coward, a director of the Company and a holder of options to acquire 10,000 shares of the Company's Common Stock, is a Partner. Certain legal matters will be passed upon for the Underwriters by Morgan, Lewis & Bockius LLP, New York, New York.


                                    EXPERTS


     The consolidated financial statements of the Company for the three years in the period ended October 1, 1995 are included herein in reliance on the report dated November 2, 1995 of Grant Thornton LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.


     The financial statements of Eagle Technology (A Business Unit of Artisoft, Inc.) for the six months ended December 31, 1994 and for the six months ended June 30, 1994 included in the Company's Current Report on Form 8-K/A filed on April 11, 1995 are incorporated herein by reference in reliance on the report of KPMG Peat Marwick L.L.P., independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The financial statements incorporated in this Prospectus by reference to the financial statements of Eagle Technology for the year ended December 31, 1993 included on pages 14 to 22 of Microdyne Corporation's Form 8-K/A dated April 11, 1995 have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                   TRADEMARKS

     The Company sells products under various trademarks and trade names to which reference is made in this Prospectus that are the property of owners other the Company. Such owners have reserved all rights with respect to their respective trademarks and trade names.

                             ADDITIONAL INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements, and other information with the Securities and Exchange Commission (the "Commission"). These reports, proxy statements, and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661 and 75 Park Place, 14th Floor, New York, NY 10007. Copies of such material also can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The common stock is listed for trading on the NASDAQ National Market. Reports, proxy and information statements, and other information concerning the Company can be inspected at the offices of the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006.

     The Company has filed with the Commission a Registration Statement (which term shall include all amendments, exhibits and schedules thereto) on Form S-3 under the Securities Act of 1933, as amended, with respect to the Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Statements contained in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved and each such statement shall be deemed qualified in its entirety by such reference. The Registration Statement may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 or obtained from the Commission at the same address at prescribed rates.

                           INCORPORATION BY REFERENCE

     The following documents of the Company, which have been filed with the Commission, are hereby incorporated by reference in this Prospectus and made a part hereof:


          (a) the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1994;



          (b) the Company's Current Report on Form 8-K dated January 6, 1995 as amended by Form 8-K/A dated April 11, 1995;



          (c)  the Company's Current Report on Form 8-K dated January 26, 1995;



          (d) the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 1994;



          (e) the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1995;


          (f) the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1995;


          (g) all other reports filed by the Company pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by the Annual Report referred to in (a) above; and



          (h) the response to Item 1 in the Form 8-A Registration Statement which the Company filed with the Commission in 1970 pursuant to
              Section 12(b) of the Exchange Act (File No. 0-4384); and the information set forth under "Description of Microdyne's Securities" in the Company's Registration Statement on Form S-4 filed on May 31, 1991, under the Securities Act of 1933.


     All reports and other documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of this offering (the "Offering") shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of the filing of such documents. Any statement contained herein or in a document incorporated by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein or in any accompanying prospectus supplement modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom this Prospectus is delivered, upon oral or written request, a copy of any or all of the foregoing documents incorporated herein by reference other than exhibits to such documents (unless the exhibits are specifically incorporated by reference into such documents). Requests should be directed to William Marshall Ellison, II, Assistant Treasurer and Controller, Microdyne Corporation, 3601 Eisenhower Avenue, Alexandria, Virginia 22304, telephone number (703) 739-0500.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                                         PAGE
                                                                                         ----
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS....................................   F-2
CONSOLIDATED FINANCIAL STATEMENTS
     CONSOLIDATED BALANCE SHEETS......................................................   F-3
     CONSOLIDATED STATEMENTS OF EARNINGS..............................................   F-4
     CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY..................................   F-5
     CONSOLIDATED STATEMENTS OF CASH FLOWS............................................   F-6
     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.......................................   F-7

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


Board of Directors
Microdyne Corporation


     We have audited the accompanying consolidated balance sheets of Microdyne Corporation (the Company) as of October 1, 1995 and September 30, 1994, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the three years in the period ended October 1, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


     In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the financial position of Microdyne Corporation as of October 1, 1995 and September 30, 1994, and results of its operations and its cash flows for each of the three years in the period ended October 1, 1995 in conformity with generally accepted accounting principles.



                                          GRANT THORNTON LLP



Washington, D.C.
November 2, 1995

                                            MICRODYNE CORPORATION
                          CONSOLIDATED BALANCE SHEETS


                                                                        SEPTEMBER 30,    OCTOBER 1,
                                                                            1994            1995
                                                                        -------------    ----------
                                                                               (IN THOUSANDS)
ASSETS
CURRENT ASSETS
     Cash............................................................      $ 2,628        $  4,587
     Accounts receivable, net (note C)...............................       30,249          59,681
     Inventories (notes A2 and D)....................................       11,725          25,917
     Loan receivable -- officers (note L)............................           28             193
     Income tax receivable (note I)..................................          140           1,306
     Prepaid expenses and deposits...................................        1,791           1,240
     Deferred income tax asset (note I)..............................        1,698           1,243
                                                                        ----------       ---------
          Total current assets.......................................       48,259          94,167
PROPERTY AND EQUIPMENT, net (notes A3 and E).........................        4,086           4,749
PRODUCT LINE ACQUISITION COST (note B)...............................        2,057          10,333
OTHER ASSETS (note A4)...............................................        1,438           1,133
                                                                        ----------       ---------
                                                                           $55,840        $110,382
                                                                        ==========        ========
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
     Current maturities of long-term obligations (note H)............      $ 3,195        $  5,483
     Accounts payable -- trade.......................................       12,286          26,509
     Accrued liabilities (note G)....................................        9,608          21,603
     Income tax payable (note I).....................................          426              --
                                                                        ----------       ---------
          Total current liabilities..................................       25,515          53,595
LONG-TERM OBLIGATIONS, net of current maturities (note H)............       11,675          16,999
DEFERRED INCOME TAX PAYABLE (note I).................................          360             300
COMMITMENTS AND CONTINGENCIES (note J)...............................           --              --
STOCKHOLDERS' EQUITY (note K)
     Common stock, $.10 par value, authorized 50,000,000 shares,
     12,789,666 shares, issued and outstanding at October 1, 1995 and
     11,814,697 shares issued and outstanding at September 30,
     1994............................................................        1,181           1,279
     Additional paid-in capital......................................        1,534          10,040
     Retained earnings...............................................       15,575          28,169
                                                                        ----------       ---------
          Total Stockholders' Equity.................................       18,290          39,488
                                                                        ----------       ---------
                                                                           $55,840        $110,382
                                                                        ==========       =========


   The accompanying notes are an integral part of these financial statements.

                             MICRODYNE CORPORATION
                      CONSOLIDATED STATEMENTS OF EARNINGS



                                                            YEAR ENDED       YEAR ENDED      YEAR ENDED
                                                           SEPTEMBER 30,    SEPTEMBER 30,    OCTOBER 1,
                                                               1993             1994            1995
                                                           -------------    -------------    -----------
                                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenue (note A1).......................................      $78,174         $ 101,294       $ 170,078
Cost of goods sold......................................       52,525            73,259         117,308
                                                           ----------       -----------      ----------
     Gross profit.......................................       25,649            28,035          52,770
Operating expenses:
     Selling, general and administrative expense........       18,032            16,650          24,369
     Research and development...........................        4,172             3,586           5,197
     Restructuring charges (note O).....................        3,462                --              --
                                                           ----------       -----------      ----------
          Total operating expenses......................       25,666            20,236          29,566
                                                           ----------       -----------      ----------
Earnings (loss) from operations.........................          (17)            7,799          23,204
Other (expense) income
     Interest expense...................................         (542)             (554)         (1,820)
     Other..............................................           74                55            (984)
                                                           ----------       -----------      ----------
Earnings (loss) before income taxes.....................         (485)            7,300          20,400
Provision (benefit) for income taxes (note I)
     Current............................................       (2,638)              644           7,410
     Deferred...........................................        2,386             2,057             396
                                                           ----------       -----------      ----------
                                                                 (252)            2,701           7,806
                                                           ----------       -----------      ----------
Earnings (loss) before cumulative effect of change in
  accounting principle..................................         (233)            4,599          12,594
Cumulative effect of change in accounting principle for
  income taxes (note I).................................        1,744                --              --
                                                           ----------       -----------      ----------
Net earnings............................................      $ 1,511         $   4,599       $  12,594
                                                           ==========        ==========       =========
Earnings per share......................................      $  0.10         $    0.35       $    0.96
                                                           ==========        ==========       =========
Weighted average shares outstanding (note A5)...........       14,428            13,088          13,096
                                                           ==========        ==========       =========


   The accompanying notes are an integral part of these financial statements.

                             MICRODYNE CORPORATION
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
     YEARS ENDED SEPTEMBER 30, 1993, SEPTEMBER 30, 1994 AND OCTOBER 1, 1995



                                                              COMMON STOCK
                                                         ----------------------    ADDITIONAL
                                                         NUMBER OF                  PAID-IN      RETAINED
                                                          SHARES      PAR VALUE     CAPITAL      EARNINGS
                                                         ---------    ---------    ----------    --------
                                                                         (IN THOUSANDS)
Balance, October 1, 1992..............................     13,929      $ 1,393      $  13,261    $  9,465
Issuance of stock associated with stock options.......        104           11            324          --
Issuance of stock associated with stock purchase
  plan................................................         13            1             55          --
Tax benefit from option exercises.....................         --           --            127          --
Compensation from issuance of stock options...........         --           --            (54)         --
Net earnings..........................................         --           --             --       1,511
                                                         ---------    ---------    ----------    --------
Balance, September 30, 1993...........................     14,046        1,405         13,713      10,976
Issuance of stock associated with stock options.......         50            5            256          --
Issuance of stock associated with stock purchase
  plan................................................         10            1             39          --
Unrealized loss on marketable equity security.........         --           --            (33)         --
Purchase and cancellation of common stock.............     (2,291)        (230)       (12,441)         --
Net earnings..........................................         --           --             --       4,599
                                                         ---------    ---------    ----------    --------
Balance, September 30, 1994...........................     11,815        1,181          1,534      15,575
Issuance of stock associated with stock options.......        965           97          3,526          --
Issuance of stock associated with stock purchase
  plan................................................         10            1            112          --
Tax benefit from option exercises.....................         --           --          4,868          --
Net earnings..........................................         --           --             --      12,594
                                                         ---------    ---------    ----------    --------
Balance, October 1, 1995..............................     12,790      $ 1,279      $  10,040    $ 28,169
                                                         ========      =======       ========     =======


   The accompanying notes are an integral part of these financial statements.

                             MICRODYNE CORPORATION
                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                            YEAR ENDED       YEAR ENDED      YEAR ENDED
                                                           SEPTEMBER 30,    SEPTEMBER 30,    OCTOBER 1,
                                                               1993             1994            1995
                                                           -------------    -------------    -----------
                                                                          (IN THOUSANDS)
Increase (decrease) in cash
Cash flows from operating activities
     Net earnings.......................................      $ 1,511         $   4,599       $  12,594
     Adjustments to reconcile net earnings to net cash
       from operating activities, exclusive of effect of
       acquisitions and dispositions:
          Depreciation and amortization.................        1,737             1,771           2,094
          Provision for doubtful accounts receivable and
            inventory obsolescence......................          619             1,316           1,734
          Gain on disposal of property and equipment....          (11)               (1)             --
          Changes in assets and liabilities:
               Increase in accounts receivable..........       (5,031)          (10,939)        (30,703)
               (Increase) decrease in inventories.......        3,153             3,585          (3,865)
               Decrease (increase) in prepaid
                 expenses...............................          318              (557)            159
               Decrease (increase) in other assets......         (435)              198             392
               (Increase) decrease in income tax
                 receivable.............................       (2,461)            3,091          (1,167)
               Decrease in deferred assets..............          642             2,057             456
               Increase in accounts payable and other
                 accruals...............................        3,850             6,883          26,051
                                                           ----------       -----------      ----------
               Net cash provided by operating
                 activities.............................        3,892            12,003           7,745
Cash flows from investing activities
     Product line acquisitions..........................           --            (4,750)        (20,862)
     Additions to property and equipment................         (465)             (826)           (887)
     Cash from sale of subsidiary.......................           --             1,000              --
     (Loans to) payments from stockholder/officer.......          (70)              103            (165)
                                                           ----------       -----------      ----------
               Net cash used in investing activities....         (535)           (4,473)        (21,914)
Cash flows from financing activities
     Net payments on notes payable......................       (3,260)           (5,990)             --
     Net (payments) borrowings on long-term debt........          (81)           11,323           7,981
     Issuance of common stock...........................          517               300           3,279
     Tax benefit from exercise of stock options.........           --                --           4,868
     Redemption of common stock.........................           --           (12,670)             --
                                                           ----------       -----------      ----------
               Net cash provided by (used in) financing
                 activities.............................       (2,824)           (7,037)         16,128
                                                           ----------       -----------      ----------
               Net increase in cash.....................          533               493           1,959
Cash at beginning of year...............................        1,602             2,135           2,628
                                                           ----------       -----------      ----------
Cash at end of year.....................................      $ 2,135         $   2,628       $   4,587
                                                           ==========        ==========       =========


   The accompanying notes are an integral part of these financial statements.

                             MICRODYNE CORPORATION


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           SEPTEMBER 30, 1993, SEPTEMBER 30, 1994 AND OCTOBER 1, 1995


NOTE A -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


     A summary of the significant accounting policies applied in the preparation of the accompanying consolidated financial statements follows.


1. REVENUE RECOGNITION


     Revenue from the sale of computer hardware, peripheral equipment and computer networking products, including software, is recognized when the products are shipped. Manufacturer support services revenue is recognized as service is provided. Revenue from the manufacture of aerospace telemetry products and systems is recognized using the percentage-of-completion method where progress is measured based on costs incurred to date as compared to total expected costs. Estimated losses on aerospace telemetry contracts, if any, are recognized when they are identified.


     The Company provides terms of net 30 days for most products its sells. On certain products, these terms may be extended at the discretion of management.

     The Company's agreements with distributors allow defective products to be returned for credit. Distributor terms also permit stock rotation of products, a standard practice in the electronics industry. The Company from time to time sells products on a non-cancellation, no-return basis. In such cases, pricing will reflect the non-cancelable nature of the order. Distributor agreements also provide distributors with protection against price decreases applicable to products in distributors' inventories at the time of the decrease. Provision has been made in the accompanying financial statements for the estimated liability associated with defective product returns, stock rotations and price decreases.


     Generally, the Company must manufacture products in advance of orders from distributors and must, therefore, estimate demand as accurately as possible. Distributors provide certain information regarding their levels of sales to value added resellers and other customers, called Point of Sale ("POS") data, but such POS information cannot be assured to be either timely or accurate. In addition, distributors maintain target stocking levels of products, and such targeted levels may change without notice, which could decrease the Company's revenue in a given period. Moreover, distributors characteristically sell products at a small mark-up to the price from which they are obtained from manufacturers, and terms of sale may influence a distributor's decision to carry certain products. If, based on inadequate POS and end user information, unanticipated distributor targeted stocking levels, unanticipated price competition, or otherwise, the Company is unable to estimate production requirements of its distributors and future sales levels generally, the Company's revenue may fluctuate due to production in excess of demand. Moreover, the inability of the Company to timely market such excess inventory on economically viable terms could have a material adverse effect on the Company. Conversely, if the Company's production is insufficient to satisfy demand, the Company could be adversely affected.


     The Company's business activity is geographically diverse, with sales within the United States as well as in foreign countries. The majority of the Company's customers are in the communications networking industry. The Company derived approximately 11%, 7% and 8% of its revenue for the years ended September 30, 1993, September 30, 1994, and October 1, 1995, respectively, from product sales to and maintenance contracts with various agencies of or prime contractors to the U.S. Government. The Company's exposure to credit risk associated with nonperformance of its customers in fulfilling its contractual commitment is limited to the contractual amount of the receivable.

     Approximately 57%, 47%, and 73% of the Company's revenue in the years ended September 30, 1993, September 30, 1994, and October 1, 1995, respectively, was generated pursuant to a number of manufacturing and technology agreements and licenses with Novell, Inc. In return for royalties, the Company is granted the

                             MICRODYNE CORPORATION

           SEPTEMBER 30, 1993, SEPTEMBER 30, 1994 AND OCTOBER 1, 1995


NOTE A -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- CONTINUED


non-exclusive, worldwide right to manufacture and distribute various networking products utilizing the licensed technology. These agreements have different termination dates and provide for renewal for additional one-year periods with the consent of both parties. Each party has the right to terminate the agreement at any time upon 90 or 180 days prior written notice. Under an Original Equipment Manufacturer ("OEM") agreement with Novell, Microdyne is authorized to produce and sell NetWare as part of a "bundled solution" together with Microdyne products, principally adapter cards, to certain Novell-approved distributors. This OEM agreement has a month-to-month term and is terminable by either party upon 30 days prior written notice.


     The Company's revenue is dependent to a substantial extent on the ability of Novell to maintain a significant market share of the network operating systems software market. Novell faces competition from several sources, including Microsoft Corporation's Windows NT network operating system. The loss of the right to sell NetWare under OEM license, or a substantial decline in Novell's share of the network operating system market would have a material adverse effect on the Company.

     The Company is also required to pay royalties to Attachmate (formerly DCA) pursuant to that product line acquisition in July 1994 (see Note B).


     Total royalty expense was $4,810,000, $4,560,000 and $6,374,000 for the years ended September 30, 1993, September 30, 1994, and October 1, 1995 respectively. In addition, included in cost of goods sold are product purchases from Novell of $3,067,000, $25,758,000 and $43,455,000 for the years ended
September 30, 1993, September 30, 1994 and October 1, 1995, respectively.


2. INVENTORIES

     Inventories are stated at the lower of cost or market. Inventories are standard-cost based, with such standards reviewed periodically against purchase prices and adjusted as appropriate.

3. PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost and are depreciated or amortized using the straightline method over the following estimated useful lives:

Machinery and equipment       3-10 years
Buildings                     20 years
Furniture and fixtures        3-5 years
Rental equipment              5 years
Automobiles                   3-5 years
Leasehold improvements        Shorter of term of lease or life of asset


4. CAPITALIZED SOFTWARE COSTS



     Included in other assets as of October 1, 1995 is $671,000 in net capitalized software costs. The Company's policy is to expense the costs incurred prior to establishment of technological feasibility. The establishment of technological feasibility and the ongoing assessment of recoverability of capitalized software development costs require judgment by management with respect to certain external factors, including anticipated future gross revenue, estimated economic life and changes in technologies. Development costs beyond the point of technological feasibility are capitalized. Amortization, which begins when the product is available for general release, occurs over the estimated economic life which is typically between one and two

                             MICRODYNE CORPORATION

           SEPTEMBER 30, 1993, SEPTEMBER 30, 1994 AND OCTOBER 1, 1995


NOTE A -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- CONTINUED

years. Amortization expense associated with capitalized software costs for the years ended September 30, 1993, September 30, 1994 and October 1, 1995 was $196,000, $473,000 and $494,000, respectively.


5. EARNINGS PER SHARE



     Earnings per common and common equivalent share is computed by dividing the earnings or loss by the weighted average number of common and common equivalent shares outstanding during the respective years.



     The weighted average number of shares outstanding with the number of shares used in the computation of earnings per share is as follows (in thousands):


                                                                    1993      1994      1995
                                                                   ------    ------    ------
    Common shares...............................................   14,022    12,715    12,224
    Common equivalent shares from stock options.................      406       373       872
                                                                   ------    ------    ------
                                                                   14,428    13,088    13,096
                                                                   ======    ======    ======


6. FISCAL YEAR



     During fiscal year 1995, the Company changed its fiscal year from September 30 each year to a 52 or 53 week year ending on the Sunday nearest the last day of September in each year. Therefore, fiscal year 1995 ended on October 1, whereas the previous two years were under the fiscal calendar which ended on September 30 in 1993 and 1994. All references to years relate to fiscal years rather than calendar years.


NOTE B -- ACQUISITIONS AND DISPOSITIONS


     In July 1994, Digital Communications Associates ("DCA") sold to the Company certain fixed assets, property, rights, and inventory related to DCA's Token Ring product line. The purchase price was approximately $7.0 million, representing the net book value of the assets sold and guaranteed minimum royalties of $3.0 million. This minimum royalty commitment covers five years and the long-term portion is presented as both a product line acquisition cost and a long-term obligation in the consolidated balance sheets. Such deferred minimum royalties will be amortized over five years as payments are made.



     Selected unaudited proforma information (in thousands, except earnings per share) which reflects the impact the Token Ring acquisition would have had on the Company's statements of operations had it occurred at the beginning of each of the years presented is as follows:


                                                                         1993        1994
                                                                       --------    --------
    Revenue.........................................................   $103,572    $121,959
    Net earnings....................................................      3,515       6,142
    Earnings per share..............................................   $   0.24    $   0.47


     The Company also acquired certain product lines, inventory, fixed assets and intellectual property from Gateway Communications, Inc. for $2.0 million in a purchase transaction completed in September 1994. Proforma information for this acquisition is not presented due to immateriality.


     In January 1995, the Company acquired the Eagle Technology ("Eagle") business from Artisoft, Inc. Eagle provided the Company with a family of Ethernet adapter cards, file server cards, hubs, and print server cards. The purchase price was $16.5 million, representing $8.3 million in inventory, $7.5 million in goodwill

                             MICRODYNE CORPORATION

           SEPTEMBER 30, 1993, SEPTEMBER 30, 1994 AND OCTOBER 1, 1995


NOTE B -- ACQUISITIONS AND DISPOSITIONS -- CONTINUED

and other intangibles, and $700,000 in fixed assets. The amortization period for the intangibles, based on management's estimate of the useful life of the acquired technology, is seven years.


     Selected unaudited proforma information (in thousands, except earnings per share) which reflects the impact the Eagle acquisition would have had on the Company's statements of operations had it occurred at the beginning of each of the years presented is as follows:



                                                                         1994        1995
                                                                       --------    --------
    Revenue.........................................................   $152,358    $179,693
    Net earnings....................................................      7,981      12,491
    Earnings per share..............................................   $   0.61    $   0.95



     In September 1995, the Company acquired the Ethernet product line of National Semiconductor ("National"). This acquisition included certain intangibles of $1.8 million and National's 10Mb and 10/100Mb Ethernet adapter card inventory of approximately $3.5 million. As of October 1, 1995, the Company owed National approximately $3.3 million related to this acquisition, which is included in accrued liabilities. Proforma information for this acquisition is not presented due to immateriality. The amortization period for the intangibles, based on management's estimate of the useful life of the acquired technology, is seven years.



     In December 1993, the Company sold the net assets and operations of Wireless Data Corporation, a subsidiary which manufactured industrial telemetry products, for $1.0 million in cash and a $300,000 note which was subsequently paid.


NOTE C -- ACCOUNTS RECEIVABLE

     Accounts receivable are comprised of the following:


                                                                         AS OF          AS OF
                                                                       SEPTEMBER       OCTOBER
                                                                          30,            1,
                                                                          1994          1995
                                                                      ------------    ---------
                                                                           (IN THOUSANDS)
    Commercial
         Billed....................................................     $ 24,109       $53,915
         Unbilled..................................................        2,584         2,618
                                                                      ----------      --------
                                                                          26,693        56,533
    U.S. Government
         Billed....................................................        2,249         3,774
         Unbilled..................................................        2,123         1,064
                                                                      ----------      --------
                                                                           4,372         4,838
         Other.....................................................          107            89
                                                                      ----------      --------
                                                                          31,172        61,460
    Allowance for doubtful accounts and other reserves.............         (923)       (1,779)
                                                                      ----------      --------
                                                                        $ 30,249       $59,681
                                                                      ==========       =======


     Management believes all unbilled accounts receivable will become billable and collectable in the next year.

                             MICRODYNE CORPORATION

           SEPTEMBER 30, 1993, SEPTEMBER 30, 1994 AND OCTOBER 1, 1995


NOTE C -- ACCOUNTS RECEIVABLE -- CONTINUED

     The following is a table depicting the activity in the Company's allowance for doubtful accounts and other related receivables reserves for the years ended:


                                                          SEPTEMBER       SEPTEMBER
                                                             30,             30,         OCTOBER 1,
                                                             1993            1994           1995
                                                         ------------    ------------    ----------
                                                                       (IN THOUSANDS)
    Beginning balance.................................      $  351          $  362         $  923
    Provision charged to operations...................         318             954          1,271
    Amounts written off...............................        (307)           (393)          (415)
                                                         ----------      ----------      --------
    Ending balance....................................      $  362          $  923         $1,779
                                                         ==========      ==========      ========

NOTE D -- INVENTORIES

     Inventories are comprised of the following:


                                                                        AS OF          AS OF
                                                                    SEPTEMBER 30,    OCTOBER 1,
                                                                        1994            1995
                                                                    -------------    ----------
                                                                          (IN THOUSANDS)
    Raw materials................................................      $ 6,270        $  6,122
    Work-in-process..............................................          696           1,145
    Finished goods...............................................        6,764          20,449
                                                                    ----------       ---------
                                                                        13,730          27,716
    Less reserve for obsolescence................................       (2,005)         (1,799)
                                                                    ----------       ---------
                                                                       $11,725        $ 25,917
                                                                    ==========        ========


     The inventory values above are net of restructuring reserves of $1,438,000 and $74,000 as of September 30, 1994 and October 1, 1995, respectively. See note O.


     The following is a table depicting the activity in the Company's reserve for obsolescence for the years ended:



                                                        SEPTEMBER 30,    SEPTEMBER 30,    OCTOBER 1,
                                                            1993             1994            1995
                                                        -------------    -------------    ----------
                                                                         (IN THOUSANDS)
    Beginning balance................................       $ 830           $   796        $  2,005
    Increases in reserves
         Provision charged to operations.............         301               321             463
         Established upon acquisitions...............          --             1,185           1,090
    Amounts written off to reserve...................        (336)             (297)         (1,759)
                                                        ----------       ----------       ---------
         Ending balance..............................       $ 796           $ 2,005        $  1,799
                                                        ==========       ==========        ========

                             MICRODYNE CORPORATION

           SEPTEMBER 30, 1993, SEPTEMBER 30, 1994 AND OCTOBER 1, 1995


NOTE E -- PROPERTY AND EQUIPMENT

     Property and equipment are comprised of the following:

                                                                        AS OF           AS OF
                                                                    SEPTEMBER 30,    OCTOBER 1,
                                                                        1994            1995
                                                                    -------------    -----------
                                                                          (IN THOUSANDS)
    Machinery and equipment......................................      $ 5,851         $ 7,619
    Buildings and land...........................................        1,859           1,859
    Furniture and fixtures.......................................        1,131           1,411
    Automobiles..................................................          190              91
    Leasehold improvements.......................................           79             147
                                                                    ----------       ---------
                                                                         9,110          11,127
    Accumulated depreciation and amortization....................       (5,024)         (6,378)
                                                                    ----------       ---------
                                                                       $ 4,086         $ 4,749
                                                                    ==========       =========

NOTE F -- SHORT-TERM BORROWINGS


     The Company had a $5.0 million Revolving Line of Credit which was payable upon demand. In January 1995, when the Company restructured its bank debt pursuant to the Eagle Acquisition, this demand line of credit was converted to a $17.5 million Revolving Note (against which $12.0 million was borrowed) due in January 1998.


     Following is a summary of short-term borrowings:


                                                       SEPTEMBER 30,    SEPTEMBER 30,    OCTOBER 1,
                                                           1993             1994            1995
                                                       -------------    -------------    -----------
                                                                       (IN THOUSANDS)
    Average outstanding borrowings for the period
      (1)...........................................      $ 5,745          $   333         $ 2,571
    Maximum borrowing for the period................        7,600            4,000           2,571
    Amounts outstanding at end of year..............        5,990               --              --
    Weighted average interest rate for the period
      (2)...........................................         5.61%            5.79%          6.875%
    Weighted average interest rate..................         6.00%            5.75%          6.875%


---------------
(1) Average borrowings for 1995 are computed for the one month of the fiscal year when the line of credit existed.

(2) Interest charges divided by average outstanding balance.

                             MICRODYNE CORPORATION

           SEPTEMBER 30, 1993, SEPTEMBER 30, 1994 AND OCTOBER 1, 1995


NOTE G -- ACCRUED LIABILITIES

     Accrued liabilities are comprised of the following:


                                                                            AS OF          AS OF
                                                                        SEPTEMBER 30,    OCTOBER 1,
                                                                            1994            1995
                                                                        -------------    ----------
                                                                              (IN THOUSANDS)
Inventory purchases, including $2,500 due National Semiconductor.....      $ 6,441        $ 16,259
Commissions and royalties............................................        1,188             798
Payroll and payroll taxes............................................        1,117             928
Vacation.............................................................          383             584
Amounts due Artisoft.................................................           --           1,416
Amounts due National Semiconductor (non-inventory)...................           --             839
Other................................................................          479             779
                                                                        -----------      ---------
                                                                           $ 9,608        $ 21,603
                                                                        ===========       ========


NOTE H -- LONG-TERM OBLIGATIONS


     Pursuant to financing the Eagle acquisition, the Company restructured its bank debt in January 1995 (See Note F). The Company's Term Note and Revolving Note Agreements call for the Company to maintain compliance with various financial covenants associated with the Company's working capital and leverage. As of October 1, 1995, the Company was in compliance with the various covenants. The Revolving Note limit was increased by $5.0 million to $22.5 million on October 26, 1995.

                             MICRODYNE CORPORATION

           SEPTEMBER 30, 1993, SEPTEMBER 30, 1994 AND OCTOBER 1, 1995


NOTE H -- LONG-TERM OBLIGATIONS -- CONTINUED
     Long-term obligations consists of the following as of:


                                                                    SEPTEMBER 30,    OCTOBER 1,
                                                                        1994            1995
                                                                    -------------    ----------
                                                                          (IN THOUSANDS)
    Amounts outstanding on a $22,500,000 Revolving Note. This
         note is collateralized by a security interest in the
         Company's receivables, equipment, and inventories, and
         is payable in January 1998. Interest is payable monthly
         and is at prime or the London Interbank Offer Rate
         (LIBOR) plus a premium that ranges from 1.4% to 1.8%,
         depending on the Company's leverage ratio. On October 1,
         1995, the LIBOR was 5.875%..............................           --        $ 12,000
    Amounts outstanding on a $12,000,000 Term Note. The principal balance is payable in installments of $600,000 each on
         July 1, 1994, October 1, 1994, January 1, 1995 and April
         1, 1995, an additional $500,000 payment in January 1995,
         22 equal consecutive monthly installments of $400,000
         each (beginning on July 1, 1995) and a final installment
         of $300,000 due on May 1, 1997. This note is
         collateralized by a security interest in the Company's
         receivables, equipment, and inventories. Interest is
         payable monthly at either: 1) the prime rate (which was
         8.75% on October 1, 1995); or 2) LIBOR plus a premium
         that ranges from 1.5% to 1.9%, depending on the
         Company's leverage ratio................................      $11,400           7,900
    Commitment for minimum royalties due under product line
         acquisition agreement (see note B); payable over five
         years, expiring in fiscal year 1999.....................        2,657           2,219
    Industrial revenue bond payable monthly at $4,167 plus
         interest at 85.5% of prime, (prime at October 1, 1995
         was 8.75%) due in 2001, collateralized by land..........          353             304
    Liability under consulting and non-compete agreements with and stock option appreciation guarantees to a former
         employee................................................          460              59
                                                                    ----------       ---------
    Less current portion.........................................       14,870          22,482
                                                                        (3,195)         (5,483)
                                                                    ----------       ---------
                                                                       $11,675        $ 16,999
                                                                    ==========        ========


     Long-term debt is due as follows:

       YEAR ENDING
    ----------------
    September 29, 1996.........................................................   $ 5,483
    September 28, 1997.........................................................     3,776
    September 27, 1998.........................................................    12,650
    October 3, 1999............................................................       469
    October 1, 2000............................................................        50
    Thereafter.................................................................        54
                                                                                  -------
                                                                                  $22,482
                                                                                  =======

                             MICRODYNE CORPORATION

           SEPTEMBER 30, 1993, SEPTEMBER 30, 1994 AND OCTOBER 1, 1995


NOTE I -- INCOME TAXES

     The Company provides for income taxes using the liability method. Deferred income taxes are classified as current or noncurrent, based on the classification of the related assets and liabilities giving rise to the temporary difference.

     Following are the components of the deferred taxes recognized on the accompanying balance sheet:


                                                                        AS OF           AS OF
                                                                    SEPTEMBER 30,    OCTOBER 1,
                                                                        1994            1995
                                                                    -------------    -----------
                                                                           (IN THOUSANDS)
    Current
         Inventory...............................................      $ 1,336         $   799
         Accounts receivable.....................................          349             435
         Financial statement income not taxable until following
           year..................................................           13               9
                                                                    -------------    -----------
                                                                       $ 1,698         $ 1,243
                                                                    -------------    -----------
    Non-current
         Capitalized software costs..............................         (185)           (263)
         Intangibles amortization................................           --             154
         State income taxes......................................          127              92
         Depreciation............................................         (302)           (266)
         Capital loss carryforward...............................           --              78
         Other...................................................           --             (95)
                                                                    -------------    -----------
                                                                          (360)           (300)
                                                                    -------------    -----------
         Net deferred income tax assets..........................      $ 1,338         $   943
                                                                    -------------    -----------


     A valuation allowance against deferred tax assets has not been established as management believes that any net deductible temporary differences will be utilized with the generation of future earnings.

     Following is a reconciliation of the statutory federal income tax rate to the effective rates reflected in the statement of earnings:


                                                 1993                  1994                   1995
                                          ------------------    ------------------    --------------------
                                                    PERCENT               PERCENT                PERCENT
                                                       OF                    OF                     OF
                                                     PRETAX                PRETAX                 PRETAX
                                          AMOUNT      LOSS      AMOUNT    EARNINGS    AMOUNT     EARNINGS
                                          ------    --------    ------    --------    ------    ----------
Federal tax (benefit) at statutory
  rate.................................   $(165)      (34.0)%   $2,482      34.0%     $6,936       34.0%
State income taxes, net of federal
  benefit..............................       9         1.7       572        7.9        931         4.6
Benefit from foreign sales
  corporation..........................      --          --        --         --       (380)       (1.9)
Benefits from research and development
  credits..............................    (106)      (21.8)      (90)      (1.2)        --          --
Other items, net.......................      10         2.1      (263)      (3.7)       319         1.6
                                          ------    --------    ------    --------    ------      -----
Income tax expense (benefit)...........   $(252)      (52.0)%   $2,701      37.0%     $7,806       38.3%
                                          ======    =======     ======    =======     ======    =======

                             MICRODYNE CORPORATION

           SEPTEMBER 30, 1993, SEPTEMBER 30, 1994 AND OCTOBER 1, 1995


NOTE J -- COMMITMENTS AND CONTINGENCIES

  1. Operating Lease Commitments


     The Company is committed under noncancelable operating leases which expire over the next five years and include purchase and renewal options, primarily for office space. Rent expense under such leases was $1,698,000, $1,244,000 and $1,000,000 for the years ended September 30, 1993, September 30, 1994 and October 1, 1995, respectively.


     Future minimum lease payments under such operating leases as of October 1, 1995 (in thousands) are as follows:


                                    YEAR ENDING
    ----------------------------------------------------------------------------
    September 29, 1996..........................................................   $1,085
    September 28, 1997..........................................................      955
    September 27, 1998..........................................................      575
    October 3, 1999.............................................................      326
    October 1, 2000.............................................................        8
                                                                                   ------
                                                                                   $2,949
                                                                                   ======


  2. Litigation


     In the first quarter of fiscal 1995, the Company settled (and reflected as an $875,000 charge to Other Expense) a shareholder class action lawsuit.



     This lawsuit had been filed in the U.S. District Court for the Eastern District of Virginia in October 1992 against the Company and certain executive officers of the Company. The suit was dismissed by directed verdict with prejudice in May 1993. In June 1994, the United States Court of Appeals affirmed dismissal of certain securities law claims against the Company, but determined that the balance of the claims raised fact issues which were to have been determined by a jury in a new trial in late 1994.



     In fiscal 1995, the Company had a judgment entered against it relating to another litigation incident to the operation of its business. The estimated liability associated with this judgment was recorded as a $185,000 charge to Other Expense in the fourth quarter of fiscal 1995.



     The Company is involved in other litigation incident to the operation of its business. Management believes the liability, if any, associated with these matters will not have a material impact on the financial condition or results of operations of the Company.



  3. Employment and Noncompetition Agreements



     The Company is committed under long-term employment and noncompetition agreements with an officer. Approximate future minimum annual payments required under the agreements are $475,000 and expire in fiscal 1999.


NOTE K -- STOCK OPTION, STOCK PURCHASE, AND EMPLOYEE BENEFIT PLANS

  1. Stock Option Plans

     Under the terms of the Company's stock option plans, options to purchase shares of the Company's common stock have been granted at exercise prices equal to the market price of the stock at the date of grants.

                             MICRODYNE CORPORATION

           SEPTEMBER 30, 1993, SEPTEMBER 30, 1994 AND OCTOBER 1, 1995


NOTE K -- STOCK OPTION, STOCK PURCHASE, AND EMPLOYEE BENEFIT PLANS -- CONTINUED

One individual stock option was granted in June 1993. Vesting periods vary but are typically over three years. Following is a summary of transactions:


                                                                   SHARES UNDER OPTION
                                                           -----------------------------------
                                                             1993         1994         1995
                                                           ---------    ---------    ---------
    Outstanding, beginning of year......................     991,675    1,043,300    1,343,050
    Granted during the year.............................     158,000      382,250      322,700
    Canceled during the year............................      (2,000)     (35,000)     (39,917)
    Exercised during the year (at prices ranging from
      $2.72 to $6.875 per share)........................    (104,375)     (47,500)    (965,121)
                                                           ---------    ---------    ---------
    Outstanding, end of year............................   1,043,300    1,343,050      660,712
                                                            ========     ========     ========
    Eligible, end of year for exercise currently (at
      prices ranging from $2.72 to $6.875 per share)....     895,800      902,800      253,349
                                                            ========     ========     ========


  2. Stock Purchase Plan

     The Company has an Employee Stock Purchase Plan whereby eligible employees may authorize payroll deductions up to 15% of their regular base salary to purchase shares at 85% of fair market value at time of purchase. As of October 1, 1995, 36,325 shares had been purchased by employees.

  3. Employee Benefit Plan


     The Company has a 401(k) plan in effect as of October 1, 1995. This plan covers all employees over the age of 18 who have completed six consecutive months of service. The Company's contributions to the plan are based on a certain percentage of each dollar contributed by the employee. The Company contributed approximately $40,000, $50,000 and $58,000 in each of the years ended September 30, 1993, September 30, 1994 and October 1, 1995, respectively.


NOTE L -- RELATED PARTY TRANSACTIONS

     The following summarizes transactions with related parties:


          The Company periodically advances amounts to certain of its officers including the majority stockholder. Amounts outstanding as of October 1, 1995 are repayable in fiscal 1996. These advances bear interest at 8%. Activity for the receivables from officers, including the majority stockholder, is as follows (in thousands):


                                                            AS OF            AS OF          AS OF
                                                        SEPTEMBER 30,    SEPTEMBER 30,    OCTOBER 1,
                                                            1993             1994            1995
                                                        -------------    -------------    ----------
    Beginning balance................................       $  61            $ 131           $ 28
    Additions........................................          99               60            224
    Amounts collected................................         (29)            (163)           (59)
                                                           ------        ----------       --------
    Ending balance...................................       $ 131            $  28           $193
                                                        ==========       ==========       ========

                             MICRODYNE CORPORATION

           SEPTEMBER 30, 1993, SEPTEMBER 30, 1994 AND OCTOBER 1, 1995


NOTE L -- RELATED PARTY TRANSACTIONS -- CONTINUED


          In September 1995, the Company appointed a partner of a law firm as one of the Company's outside directors. The Company incurred $271,000 in expense associated with the services of this law firm in fiscal 1995.


NOTE M -- INDUSTRY SEGMENTS AND EXPORT REVENUE

     The Company operates in one business segment, data communications. Within data communications, the Company's dominant activity is the manufacture, sale and distribution of networking products to commercial customers. Export revenue accounted for approximately 35%, 29% and 25% of total sales in fiscal years 1993, 1994 and 1995, respectively.


     Following is detail of revenue by geographic region as a percentage of total export revenue:



                                                                          1993    1994    1995
                                                                          ----    ----    ----
    Europe.............................................................    87%     70%     60%
    Pacific Rim........................................................    12      13      24
    South America and other............................................     1      17      16


NOTE N -- SUPPLEMENTAL CASH FLOW AND INCOME STATEMENT INFORMATION

     The Company paid the following amounts for interest and income taxes as follows:


                                                        YEAR ENDED       YEAR ENDED      YEAR ENDED
                                                       SEPTEMBER 30,    SEPTEMBER 30,    OCTOBER 1,
                                                           1993             1994            1995
                                                       -------------    -------------    ----------
                                                                       (IN THOUSANDS)
    Interest........................................       $ 524            $ 513          $1,524
                                                            ====             ====          ======
    Income taxes....................................       $  19            $ 256          $4,235
                                                            ====             ====          ======



     During fiscal years 1993 and 1995, the Company realized tax benefits of $127,000 and $4,868,000, respectively, from the exercise of stock options resulting in a reduction (increase) in income taxes payable (receivable) and an increase in additional paid-in capital.


NOTE O -- RESTRUCTURING CHARGES

     In the fourth quarter of the fiscal year ended September 30, 1993, management re-evaluated the performance of certain lines of business against corporate objectives and strategies. The purpose of this review was to identify those businesses and products which met the Company revenue, profitability, and market position goals.

     As a result of this re-evaluation, the Company recognized approximately $3,462,000 in restructuring charges in the fourth quarter of fiscal 1993, representing adjustments to certain networking products and contract maintenance inventories, expenses associated with the restructuring of those operations, and cost associated with a planned fiscal 1994 facilities consolidation. The after-tax effect of these charges was to reduce net income for the year ended September 30, 1993 by approximately $2,137,000.

                             MICRODYNE CORPORATION

           SEPTEMBER 30, 1993, SEPTEMBER 30, 1994 AND OCTOBER 1, 1995


NOTE P -- QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

     The following table sets forth certain unaudited quarterly financial information for each of the Company's last eight quarters.


                                                                        QUARTERS ENDED
                                 --------------------------------------------------------------------------------------------
                                 DEC. 31,    MAR. 31,    JUNE 30,    SEPT. 30,    DEC. 31,    MAR. 31,    JUNE 30,    OCT. 1,
                                   1993        1994        1994        1994         1994        1995        1995       1995
                                 --------    --------    --------    ---------    --------    --------    --------    -------
                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenue.......................   $21,835     $23,568     $24,261      $31,630     $31,819     $40,577     $47,663     $50,019
Cost of goods sold............    15,601      17,448      17,792       22,417      22,029      27,922      32,827      34,530
                                 --------    --------    --------    ---------    --------    --------    --------    -------
Gross profit..................     6,234     6,120..       6,469        9,213       9,790      12,655      14,836      15,489
Operating expenses:
    Selling, general and
      administrative..........     3,854       3,719       3,950        5,127       4,735       5,819       6,687       7,128
    Research and
      development.............       952         796         717        1,121       1,162       1,344       1,426       1,265
                                 --------    --------    --------    ---------    --------    --------    --------    -------
        Total operating
          expenses............     4,806       4,515       4,667        6,248       5,897       7,163       8,113       8,393
                                 --------    --------    --------    ---------    --------    --------    --------    -------
Earnings (loss) from
  operations..................     1,428       1,605       1,802        2,965       3,893       5,492       6,723       7,096
Other income (expense)........       (27)       (118)       (158)        (198)     (1,055)       (555)       (537)       (657)
                                 --------    --------    --------    ---------    --------    --------    --------    -------
Earnings before income
  taxes.......................     1,401       1,487       1,644        2,767       2,838       4,937       6,186       6,439
Provision (benefit) for income
  taxes.......................       546         580         641          933       1,107       1,925       2,413       2,361
                                 --------    --------    --------    ---------    --------    --------    --------    -------
Net earnings (loss)...........   $   855     $   907     $ 1,003      $ 1,834     $ 1,731     $ 3,012     $ 3,773     $ 4,078
                                 ========    ========    ========    ========     ========    ========    ========    =======
Net earnings (loss) per
  share.......................   $  0.06     $  0.07     $  0.08      $  0.15     $  0.14     $  0.24     $  0.29     $  0.31
                                 ========    ========    ========    ========     ========    ========    ========    =======
Shares used in computing net
  earnings (loss) per share...    14,413      13,497      12,231       12,210      12,431      12,669      13,149      13,281
                                 ========    ========    ========    ========     ========    ========    ========    =======

                      (THIS PAGE INTENTIONALLY LEFT BLANK)

------------------------------------------------------
------------------------------------------------------

     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THIS OFFERING TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDERS, OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

          ------------------

          TABLE OF CONTENTS


                                        PAGE
                                        ----
Prospectus Summary...................     3
Risk Factors.........................     5
The Company..........................     9
Use of Proceeds......................     9
Dividend Policy......................     9
Price Range of Common Stock..........    10
Capitalization.......................    10
Selected Consolidated Financial
  Data...............................    11
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations......................    12
Business.............................    18
Management...........................    31
Principal and Selling Stockholders...    35
Description of Capital Stock.........    35
Underwriting.........................    36
Legal Matters........................    38
Experts..............................    38
Trademarks...........................    38
Additional Information...............    38
Incorporation by Reference...........    39
Consolidated Financial Statements....   F-1


------------------------------------------------------
------------------------------------------------------

------------------------------------------------------
------------------------------------------------------

                                3,500,000 SHARES

                                [MICRODYNE LOGO]

                                  COMMON STOCK

                        -------------------------------
                              P R O S P E C T U S
                        -------------------------------

                            OPPENHEIMER & CO., INC.



                            SCHRODER WERTHEIM & CO.



                                 TUCKER ANTHONY

                                  INCORPORATED
                                           , 1995

------------------------------------------------------
------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the estimated expenses in connection with the issuance and distribution of the shares of Common Stock registered hereby, all of which will be borne by the Company.

        SEC Registration fee...........................................   $ 34,004.31
        NASD Filing Fee................................................     10,361.25
        Blue Sky Fees and Expenses.....................................     15,000.00
        Legal fees and expenses........................................     50,000.00
        Accounting fees and expenses...................................     25,000.00
        Printing.......................................................     60,000.00
        Miscellaneous..................................................    105,634.44
                                                                          -----------
             Total.....................................................   $300,000.00
                                                                           ==========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 2-418 of the Maryland General Corporation Law empowers a corporation to indemnify its directors and officers or former directors or officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers. Such law provides further that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under a corporation's certificate of incorporation, bylaws, any agreement or otherwise.

     The Company's Articles of Amendment and Restatement limits the liability of directors and officers to the fullest extent permissible by Maryland law, as amended from time to time. The Company's Bylaws provide that the Company shall indemnify its officers, directors and employees against liabilities and expenses resulting from their service as such.

ITEM 16. EXHIBITS


   EXHIBIT                                 DESCRIPTION OF EXHIBIT
   -------    ---------------------------------------------------------------------------------
      1       Form of Underwriting Agreement.
      2       Merger Agreement between Federal Technology Corporation and Registrant, dated
              March 7, 1991 (Incorporated by reference to Exhibit 2.1 to the Registrant's 1991
              Form S-4 Registration Statement).
      5.1     Opinion of McGuire, Woods, Battle & Boothe L.L.P.
     10.1     Noncompetition Agreement dated as of June 21, 1995 between Microdyne Corporation and Philip T. Cunningham.
     10.2     Executive Employment Agreement dated as of October 24, 1995 between Microdyne
              Corporation and Philip T. Cunningham.
     10.3     WNIM Purchase Agreement dated June 14, 1994 between Microdyne Peyton Street
              Corporation, a wholly owned subsidiary of the Registrant, and Gateway
              Communications, Inc.
     10.4     Asset Purchase Agreement dated June 14, 1994 between Microdyne Peyton Street
              Corporation and Gateway Communications, Inc.
     10.5     Token Ring Purchase Agreement dated as of July 28, 1994 between Microdyne
              Corporation and Digital Communications Associates, Inc. (Incorporated by
              reference to Exhibit 1 to Registrant's Current Report on Form 8-K dated July 29,
              1994).
     10.6     Asset Purchase Agreement dated January 6, 1995 between Microdyne Corporation and
              Artisoft, Inc. (Incorporated by reference to Exhibit 1 to the Registrant's
              Current Report on Form 8-K dated January 6, 1995).

   EXHIBIT                                 DESCRIPTION OF EXHIBIT
   -------    ---------------------------------------------------------------------------------
     10.7     Asset Purchase Agreement dated as of September 12, 1995 between Microdyne
              Corporation and National Semiconductor Corporation.
     23.1     Consent of McGuire, Woods, Battle & Boothe L.L.P. (included in Exhibit 5.1 above).
     23.2     Consent of Grant Thornton LLP.
     23.3     Consent of KPMG Peat Marwick L.L.P.
     23.4     Consent of Price Waterhouse LLP.
     24       Power of attorney (previously filed).
     27       Financial Data Schedule.


ITEM 17. UNDERTAKINGS

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement, shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


          Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Alexandria, Commonwealth of Virginia, on this 9th day of November 1995.


                                          MICRODYNE CORPORATION

                                          By:   /s/ PHILIP T. CUNNINGHAM
                                                ---------------------------
                                                    PHILIP T. CUNNINGHAM
                                                       PRESIDENT AND
                                                      CHIEF EXECUTIVE
                                                          OFFICER


     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



                  SIGNATURE                              TITLE                     DATE
-----------------------------------------------------------------------------------------------
      /s/ PHILIP T. CUNNINGHAM                    President, Chief Executive       November 9, 1995
---------------------------------------------     Officer and Director
      PHILIP T. CUNNINGHAM                        (Principal Executive Officer)

      /s/ CHRISTOPHER M. MAGINNISS                Executive Vice President,        November 9, 1995
---------------------------------------------     Treasurer and Director
      CHRISTOPHER M. MAGINNISS                    (Principal Financial Officer)

      /s/ WILLIAM MARSHALL ELLISON, II            Assistant Treasurer and          November 9, 1995
---------------------------------------------     Controller
      WILLIAM MARSHALL ELLISON, II                (Principal Accounting Officer)

      /s/ CURTIS M. COWARD                        Director                         November 9, 1995
---------------------------------------------
      CURTIS M. COWARD

      /s/ GREGORY W. FAZAKERLEY*                  Director                         November 9, 1995
---------------------------------------------
      GREGORY W. FAZAKERLEY

      /s/ H. BRIAN THOMPSON                       Director                         November 9, 1995
---------------------------------------------
      H. BRIAN THOMPSON


      * By Power of Attorney

                                 EXHIBIT INDEX



                                                                                       SEQUENTIALLY
                                                                                         NUMBERED
   EXHIBIT                            DESCRIPTION OF EXHIBIT                               PAGE
   -------    ----------------------------------------------------------------------   ------------
      1       Form of Underwriting Agreement.
      2       Merger Agreement between Federal Technology Corporation and
              Registrant, dated March 7, 1991 (Incorporated by reference to Exhibit
              2.1 to the Registrant's 1991 Form S-4 Registration Statement).
      5.1     Opinion of McGuire, Woods, Battle & Boothe L.L.P.
     10.1     Noncompetition Agreement dated as of June 21, 1995 between Microdyne
              Corporation and Philip T. Cunningham.
     10.2     Executive Employment Agreement dated as of October 24, 1995 between
              Microdyne Corporation and Philip T. Cunningham.
     10.3     WNIM Purchase Agreement dated June 14, 1994 between Microdyne Peyton
              Street Corporation, a wholly owned subsidiary of the Registrant, and
              Gateway Communications, Inc.
     10.4     Asset Purchase Agreement dated June 14, 1994 between Microdyne Peyton
              Street Corporation and Gateway Communications, Inc.
     10.5     Token Ring Purchase Agreement dated as of July 28, 1994 between
              Microdyne Corporation and Digital Communications Associates, Inc.
              (Incorporated by reference to Exhibit 1 to Registrant's Current Report on Form 8-K dated July 29, 1994).
     10.6     Asset Purchase Agreement dated January 6, 1995 between Microdyne
              Corporation and Artisoft, Inc. (Incorporated by reference to Exhibit 1 to the Registrant's Current Report on Form 8-K dated January 6, 1995).
     10.7     Asset Purchase Agreement dated as of September 12, 1995 between
              Microdyne Corporation and National Semiconductor Corporation.
     23.1     Consent of McGuire, Woods, Battle & Boothe L.L.P. (included in Exhibit
              5.1 above).
     23.2     Consent of Grant Thornton LLP.
     23.3     Consent of KPMG Peat Marwick L.L.P.
     23.4     Consent of Price Waterhouse LLP.
     24       Power of attorney (previously filed).
     27       Financial Data Schedule.